Filed Pursuant to Rule 424(b)(3)

Registration No. 333-213653

PROSPECTUS SUPPLEMENT NO. 1

TO THE PROSPECTUS DATED NOVEMBER 9, 2016

Lilis Energy, Inc.

Up to 40,993,017 Shares of Common Stock

This prospectus supplement supplements the prospectus dated November 9, 2016, (the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333- 213653). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016 (the “Third Quarter 10-Q”). Accordingly, we incorporate by reference the Third Quarter 10-Q into this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders identified in the Prospectus of up to an aggregate of 40,993,017 shares of common stock, par value $0.0001 per share, as set forth in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is currently quoted on the OTCQB Venture Marketplace, or the OTCQB, under the symbol “LLEX.” On November 21, 2016, the last reported sale price of shares of our common stock on the OTCQB was $3.40.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 5 of the Prospectus and page 19 of our annual report on Form 10-K for the year ended December 31, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 23, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to______.

001-35330

(Commission File No.)

LILIS ENERGY, INC.

(Exact name of registrant as specified in charter)

NEVADA	74-3231613
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

216 16th Street, Suite #1350

Denver, CO 80202

(Address of Principal Executive Offices)

(210) 999-5400

(Registrant’s telephone number, including area code)

Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐     No  ☒

As of November 14, 2016, 19,103,602 shares of the registrant’s common stock were issued and outstanding.

Lilis Energy, Inc.

FORWARD-LOOKING STATEMENTS

This quarterly report, including materials incorporated by reference herein, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning future production, reserves or other resource development opportunities; any projected well performance or economics, or potential joint ventures or strategic partnerships; any statements regarding future economic conditions or performance; any statements regarding future capital-raising activities; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements may include the words “may,” “should,” “could,” “estimate,” “intend,” “plan,” “project,” “continue,” “believe,” “expect” or “anticipate” or other similar words. These forward-looking statements present our estimates and assumptions only as of the date of this presentation.  Except as required by law, we do not intend, and undertake no obligation, to update any forward-looking statement.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The factors impacting these risks and uncertainties include, the risk factors discussed in Part I, Item 1A of our Form 10-K for the year ended December 31, 2015 and the following factors:

●	our estimates regarding operating results, future revenues, capital requirements and the need for additional financing;
●	our ability to successfully integrate our acquisition of Brushy Resources, Inc. (“Brushy”) and realize anticipated benefits from such acquisition;
●	availability of capital on an economic basis, or at all, to fund our capital or operating needs;
●	our level of debt, which could adversely affect our ability to raise additional capital, limit our ability to react to economic changes and make it more difficult to meet our obligations under our debt;
●	restrictions imposed on us under our credit agreement or other debt instruments that limit our discretion in operating our business;
●	potential default under our secured obligations, material debt agreements or agreements with our investors;
●	failure to meet requirements or covenants under our debt instruments, which could lead to foreclosure of significant core assets;
●	failure to fund our authorization for expenditures from other operators for key projects which will reduce or eliminate our interest in the wells/asset;
●	our history of losses and our ability to continue as a going concern;
●	inability to address our negative working capital position in a timely manner;
●	the inability of management to effectively implement our strategies and business plans;
●	estimated quantities and quality of oil and natural gas reserves;
●	exploration, exploitation and development results;
●	fluctuations in the price of oil and natural gas, including further reductions in prices that would adversely affect our revenue, cash flow, liquidity and access to capital;
●	availability of, or delays related to, drilling, completion and production, personnel, supplies (including water) and equipment;
●	the timing and amount of future production of oil and natural gas;
●	the timing and success of our drilling and completion activity;
●	lower oil and natural gas prices negatively affecting our ability to borrow or raise capital, or enter into joint venture arrangements;

●	declines in the values of our natural gas and oil properties resulting in further write-down or impairments;
●	inability to hire or retain sufficient qualified operating field personnel;
●	our ability to successfully identify and consummate acquisition transactions;
●	our ability to successfully integrate acquired assets or dispose of non-core assets;
●	availability of funds under our credit agreement;
●	increases in interest rates or our cost of borrowing;
●	deterioration in general or regional economic conditions;
●	the strength and financial resources of our competitors;
●	the occurrence of natural disasters, unforeseen weather conditions, or other events or circumstances that could impact our operations or could impact the operations of companies or contractors we depend upon in our operations;
●	inability to acquire or maintain mineral leases at a favorable economic value that will allow us to expand our development efforts;
●	inability to successfully develop our large inventory of undeveloped acreage we currently hold on a timely basis;
●	constraints, interruptions or other issues affecting the Denver-Julesburg Basin or Permian Basin, including with respect to transportation, marketing, processing, curtailment of production, natural disasters, and adverse weather conditions;
●	deterioration in general or regional economic conditions;
●	the strength and financial resources of our competitors;
●	the occurrence of natural disasters, unforeseen weather conditions, or other events or circumstances that could impact our operations or could impact the operations of companies or contractors we depend upon in our operations;
●	inability to acquire or maintain mineral leases at a favorable economic value that will allow us to expand our development efforts;
●	inability to successfully develop our large inventory of undeveloped acreage we currently hold on a timely basis;
●	constraints, interruptions or other issues affecting the Permian or Denver-Julesburg Basins, including with respect to transportation, marketing, processing, curtailment of production, natural disasters, and adverse weather conditions;
●	technique risks inherent in drilling in existing or emerging unconventional shale plays using horizontal drilling and complex completion techniques;
●	delays, denials or other problems relating to our receipt of operational consents, approvals and permits from governmental entities and other parties;
●	unanticipated recovery or production problems, including cratering, explosions, blow-outs, fires and uncontrollable flows of oil, natural gas or well fluids;
●	environmental liabilities;
●	operating hazards and uninsured risks;
●	data protection and cyber-security threats;
●	loss of senior management or technical personnel;
●	litigation and the outcome of other contingencies, including legal proceedings;
●	adverse state or federal legislation or regulation that increases the costs of compliance, or adverse findings by a regulator with respect to existing operations, including those related to climate change and hydraulic fracturing;
●	anticipated trends in our business;
●	effectiveness of our disclosure controls and procedures and internal controls over financial reporting;
●	changes in generally accepted accounting principles in the United States or in the legal, regulatory and legislative environments in the markets in which we operate; and
●	other factors, many of which are beyond our control.

Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us.

For a detailed description of these and other factors that could cause actual results to differ materially from those expressed in any forward-looking statement, we urge you to carefully review and consider the disclosures made in the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2015 and other SEC filings, available free of charge at the SEC’s website (www.sec.gov ).

LILIS ENERGY, INC.

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2016	2015
	(Unaudited)
Assets
Current assets:
Cash	$20,988,973	$110,022
Restricted cash	7,082	3,777
Accounts receivable (net of allowance of $280,000 and $80,000, respectively)	1,111,301	951,645
Prepaid expenses and other current assets	696,759	75,233
Total current assets	22,804,115	1,140,677

Oil and gas properties (full cost method), at cost:
Evaluated properties	60,082,745	50,096,063
Unevaluated acreage, excluded from amortization	20,832,478	-
Total oil and gas properties, cost	80,915,223	50,096,063
Less accumulated depreciation, depletion, amortization, and impairment	(50,679,024)	(49,573,439)
Total oil and gas properties at cost, net	30,236,199	522,624

Other assets:
Office equipment net of accumulated depreciation of $171,285 and $137,149, respectively.	52,064	44,386
Restricted cash, deposits and other	617,741	2,000,406
Total other assets	669,805	2,044,792

Total Assets	$53,710,119	$3,708,093

The accompanying notes are an integral part of these condensed financial statements.

LILIS ENERGY, INC.

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2016	2015
	(Unaudited)

Liabilities, Redeemable Preferred Stock and Stockholders' Equity (Deficiency)

Current liabilities:
Dividends accrued on preferred stock	$536,667	$720,000
Accrued expenses for drilling activity	-	535,938
Accounts payable	3,721,090	1,331,963
Accrued expenses	2,744,692	2,955,419
Revenue payable	1,747,079	-
Current asset retirement obligations	158,112	-
Convertible notes – net of discount	-	673,739
Convertible notes – related parties, net of discount	-	1,054,552
Term loan – Heartland, net of discount	-	2,492,069
Convertible debentures, net of discount	-	6,846,465
Derivative liability – conversion feature	-	5,511
Total current liabilities	8,907,640	16,615,656

Long term liabilities:
Other long-term liabilities	15,215	-
Credit facility	23,285,888	-
Note payable – SOS Ventures	1,000,000	-
Asset retirement obligation-non-current	851,521	207,953
Warrant liability	717,965	55,655
Total long-term liabilities	25,870,589	263,608

Total liabilities	34,778,229	16,879,264

Commitments and contingencies

Conditionally redeemable 6% preferred stock, $0.0001 par value: 7,000 shares authorized; 2,000 shares issued and outstanding with a liquidation preference of $2,210,000 as of September 30, 2016	$1,816,896	$1,172,517

Stockholders’ equity (deficiency)
Series A Preferred stock, $0.0001 par value; stated rate $1,000:10,000,000 shares authorized; no shares issued and outstanding at September 30, 2016 and 7,500 shares issued and outstanding at December 31, 2015.	-	6,794,000
Series B Preferred stock, $0.0001 par value; stated rate $1,000:20,000 shares authorized; 20,000 shares issued and outstanding at September 30, 2016 and no shares issued and outstanding at December 31, 2015 with a liquidation preference of $21,326,667 as of September 30, 2016.	16,604,213	-
Common stock, $0.0001 par value: 100,000,000 shares authorized; 19,013,602 shares issued and outstanding as of September 30, 2016 and 2,786,276 issued and outstanding as of December 31, 2015.	1,901	278
Additional paid in capital	213,165,869	159,771,692
Accumulated deficit	(212,656,989)	(180,909,658)
Total stockholders' equity (deficiency)	17,114,994	(14,343,688)

Total Liabilities, Redeemable Preferred Stock and Stockholders’ Equity (Deficiency)	$53,710,119	$3,708,093

The accompanying notes are an integral part of these condensed financial statements.

LILIS ENERGY, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenue:
Oil sales	$876,745	$52,395	$1,655,480	$275,873
Gas sales	280,779	4,512	524,232	55,391
Operating fees	66,105	4,560	75,731	20,280
Total revenue	1,223,629	61,467	2,255,443	351,544

Costs and expenses:
Production costs	612,903	39,073	978,295	126,289
Production taxes	61,155	16,515	115,371	31,734
General and administrative	4,648,331	1,712,481	9,816,975	7,116,572
Depreciation, depletion, accretion and amortization	600,506	56,232	1,162,336	490,881
Impairment of evaluated oil and gas properties	-	18,471,993	-	24,438,902
Total costs and expenses	5,922,895	20,296,294	12,072,977	32,204,378

Loss from operations	(4,699,266)	(20,234,827)	(9,817,534)	(31,852,834)

Other income (expenses):
Other income	51,402	-	296,758	794
Gain on modification of convertible debentures	602,490	-	602,490	-
Inducement expense	(3,179,771)	-	(8,306,675)	-
Change in fair value of derivative liability – conversion feature	-	876,348	(37,084)	602,451
Change in fair value of warrant liability	(438,150)	352,450	(498,310)	86,238
Change in fair value of conditionally redeemable 6% preferred stock	133,532	7,958	(644,379)	128,149
Interest expense	(616,878)	(437,114)	(4,219,541)	(1,212,248)
Total other expenses	(3,447,375)	799,642	(12,806,741)	(394,616)

Net loss	(8,146,641)	(19,435,185)	(22,624,275)	(32,247,450)

Dividends on redeemable preferred stock	(30,000)	(30,000)	(90,000)	(90,000)
Dividend Series A Convertible Preferred Stock	-	(150,000)	(286,813)	(450,000)
Loss on extinguishment of Series A Convertible Preferred Stock	-	-	(540,000)	-
Dividend and deemed dividend Series B Convertible Preferred Stock	(300,000)	-	(8,206,243)	-
Net loss attributable to common shareholders	$(8,476,641)	$(19,615,185)	$(31,747,331)	$(32,787,450)

Net loss per common share basic and diluted	$(0.50)	$(7.16)	$(2.59)	$(12.24)
Weighted average shares outstanding:
Basic and diluted	17,113,942	2,738,788	12,280,013	2,679,444

LILIS ENERGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

Nine Months Ended September 30, 2016

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2015	7,500	$6,794,000	-	$-	2,786,276	$278	$159,771,692	$(180,909,658)	$(14,343,688)

Common stock issued for accrued board fees	-	-	-	-	42,500	4	84,996	-	85,000
Common stock issued for officer and board compensation	-	-	-	-	1,668,833	167	119,833	-	120,000
Common stock issued for consultant compensation	-	-	-	-	32,052	3	(3)	-	-
Stock based compensation for issuance of stock options	-	-	-	-	-	-	2,289,594	-	2,289,594
Stock based compensation for issuance of restricted stock	-	-	-	-	-	-	1,142,812	-	1,142,812
Cashless warrant exercise	-	-	-	-	250,520	25	(25)	-	-
Warrants exercised for cash	-	-	-	-	170,187	17	187,188	-	187,205
Fair value of warrants issued or repriced recorded as deb discount	-	-	-	-	-	-	2,192,900	-	2,192,900
Common stock issued for convertible debentures and accrued interest	-	-	-	-	1,369,293	137	8,121,287	-	8,121,424
Common stock issued to Brushy Shareholders in connection with the merger	-	-	-	-	5,785,119	579	6,941,564	-	6,942,143
Warrants issued to SOS in connection with the Merger	-	-	-	-	-	-	169,609	-	169,609
Common stock issued for Series A Preferred Stock and accrued dividends	(7,500)	(6,794,000)	-	-	1,500,000	150	8,220,663	(540,000)	886,813
Common stock issued for convertible notes and accrued interest	-	-	-	-	5,408,822	541	12,730,630	-	12,731,171
Series B Preferred Stock issued for cash	-	-	20,000	18,194,501	-	-	-	-	18,194,501
Warrants issued for Series B Preferred Stock offering fees	-	-	-	(1,590,288)	-	-	1,590,288	-	-
Warrants re-priced to induce conversion	-	-	-	-	-	-	1,445,905	-	1,445,905
Warrants re-priced to induce cash warrant exercise	-	-	-	-	-	-	277,360	-	277,360
Dividend Preferred stockholders	-	-	-	-	-	-	-	(90,000)	(90,000)
Dividend Series A Convertible Preferred stock	-	-	-	-	-	-	-	(286,813)	(286,813)
Dividend and deemed dividend Series B Convertible Preferred stock	-	-	-	-	-	-	7,879,576	(8,206,243)	(326,667)
Net loss	-	-	-	-	-	-	-	(22,624,275)	(22,624,275)
Balance, September 30, 2016	-	$-	20,000	$16,604,213	19,013,602	$1,901	$213,165,869	$(212,656,989)	$17,114,994

The accompanying notes are an integral part of these financial statements.

LILIS ENERGY, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended
	September 30
	2016	2015
Cash flows from operating activities:
Net loss	$(22,624,275)	$(32,247,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity instruments issued for services and compensation	3,552,406	3,048,974
Gain on modification of convertible debentures	(602,490)	-
Inducement expense	8,306,675	-
Bad debt expense	200,000	-
Amortization of deferred financing cost	220,020	78,897
Gain on extinguishment of debt	(250,000)	-
Change in fair value of executive bonus	495,629	-
Change in fair value of convertible debentures conversion derivative liability	37,084	(602,451)
Change in fair value of warrant liability	498,310	(86,238)
Change in fair value of conditionally redeemable 6% Preferred Stock	644,379	(128,149)
Depreciation, depletion, amortization and accretion of asset retirement obligation	1,162,336	490,881
Impairment of evaluated oil and gas properties	-	24,438,902
Accretion of debt discount	2,738,413	20,003
Changes in operating assets and liabilities:
Accounts receivable	165,587	(92,633)
Restricted cash	30,711	(62,298)
Prepaid expenses and other current assets	(543,130)	40,889
Other assets	(42,599)	-
Accounts payable, accrued expenses and other liabilities	(505,255)	2,046,869
Net cash used in operating activities	(6,516,199)	(3,053,804)

Cash flows from investing activities:		-
Cash consideration advanced to Brushy – Merger consideration	(1,258,105)	-
Cash held at Brushy	705,881	-
Drilling capital expenditures	(3,418,216)	(207,908)
Net cash used in investing activities	(3,970,440)	(207,908)

Cash flows from financing activities:
Net proceeds from issuance of Series B Preferred Stock	18,194,501	-
Net proceeds from issuance of convertible notes	2,863,095	-
Proceeds from warrant exercise	187,205	-
Dividend payments on preferred stock	-	(180,000)
Debt issuance costs	(1,000,000)	(266,308)
Proceeds from issuance of term loan	-	500,002
Proceeds from issuance of debt	25,000,000	3,000,000
Repayment of debt	(13,879,211)	(250,000)
Net cash provided by financing activities	31,365,590	2,803,694

Increase (decrease) in cash	20,878,951	(458,018)
Cash at beginning of period	110,022	509,628
CASH AT END OF THE PERIOD	$20,988,973	$51,610

Supplemental disclosure:
Cash paid for interest	$216,507	$179,039
Cash paid for income taxes	$-	$-

Supplemental Non-cash transactions:

Common stock issued for Brushy’s common stock	$6,942,143	$-
Common stock issued for Series A Preferred Stock and accrued dividends	$8,220,813	$-
Common stock issued accrued board fees	$85,000	$-
Common stock issued for convertible debentures and accrued interest	$8,121,424	$-
Common stock issued for convertible notes and accrued interest	$11,106,171	$-
Warrants issued for fees associated with Series B Preferred Stock issuance	$1,590,288	$-
Loss on extinguishment of Series A Preferred Stock	$540,000	$-
Warrants issued with Series B Preferred Stock issuance and recorded as a deemed dividend	$7,879,576	$-
Asset retirement established on newly drilled wells	$2,273	$-
Disposition of oil and gas assets for elimination of accrued expense for drilling	$-	$5,198,193
Fair value of warrants issued as debt discount	$1,478,790	$56,250

Assets acquired and liabilities assumed through Brushy Merger:
Cash	$705,881	$-
Accounts receivable	$525,243	$-
Prepaid assets	$78,396	$-
Oil and gas properties - Evaluated	$7,511,790	$-
Oil and gas properties - Unevaluated	$19,886,881	$-
Office equipment	$41,814	$-
Restricted cash, deposits and other	$358,752	$-
Accounts payable	$4,366,580	$-
Accrued expenses	$300,826	$-
Revenue payable	$982,063	$-
Term loan – Independent Bank	$11,379,211	$-
Asset retirement obligations	$776,792	$-
Note payable – SOS Ventures	$1,000,000	$-
SOS warrant liability	$164,000	$-
Other liabilities	$19,428	$-

The accompanying notes are an integral part of these condensed financial statements.

LILIS ENERGY, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(UNAUDITED)

NOTE 1 – ORGANIZATION

On June 23, 2016, Lilis Energy, Inc. (“Lilis”, “Lilis Energy”, “we”, “our”, and the “Company”) completed the merger transaction contemplated by the Agreement and Plan of Merger dated as of December 29, 2015, as amended (the “Merger Agreement”) by and among Lilis, Brushy Resources, Inc., a Delaware corporation (“Brushy”) and Lilis Merger Sub, Inc., a Delaware corporation, a wholly-owned subsidiary of Lilis (“Merger Sub”). Pursuant to the terms of the Merger Agreement, at the effective time (the “Effective Time”), Merger Sub merged with and into Brushy (the “Merger”), with Brushy continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilis.  The results of operations of Brushy are included with those of Lilis from June 23, 2016 through September 30, 2016.  See Note 4 — Merger with Brushy and Related Transactions for additional information.

The Company is an independent oil and gas exploration and production company, which historically, was focused on the Denver-Julesburg Basin (“DJ Basin”) where it currently holds approximately 13,900 net acres located in Wyoming, Colorado and Nebraska. As a result of the completion of the Merger, the Company’s operating activities are additionally focused on the Permian Basin, with operations in the Delaware Basin in Texas and New Mexico, where we hold approximately 4,500 net acres. Lilis drills for, operates and produces oil and natural gas wells through its land holdings.

On June 23, 2016, the Company effected a 1-for-10 reverse stock split of its Common Stock (the “Reverse Split”). The accompanying condensed consolidated financial statements and these notes to the condensed consolidated financial statements give retroactive effect to the Reverse Split for all periods presented. For additional information on the Reverse Split see Note 4 – Merger with Brushy and Related Transactions.

NOTE 2 – LIQUIDITY AND MANAGEMENT’S PLANS

The Company's financial statements for the three and nine months ended September 30, 2016, have been prepared on a going concern basis. The Company has reported net operating losses during the three and nine months ended September 30, 2016 and for the past five years. This history of operating losses, along with the recent decrease in commodity prices, may adversely affect the Company's ability to access the capital it needs to continue operations on terms acceptable to the Company when such capital is needed. However, due to (i) the completion of the Merger, (ii) the conversion of the Company’s Convertible Notes, Debentures and Series A Preferred Stock in full, (iii) the completion of the Series B Preferred Stock Offering, (iv) the Company’s entry into the Credit and Guarantee Agreement and the resulting pay off of Independent Bank, and (v) the acquisition of additional producing wells and properties since the quarter end, as of November 14, 2016, the Company’s cash balance was approximately $17.1 million. As such, the Company believes that it has sufficient capital to fund its current operations over, at least, 12 months from the date of filing of this report and therefore, that it has mitigated substantial doubt about its ability to continue as a going concern. Still, the Company’s ability to continue as a going concern is dependent upon its ability to successfully accomplish its business plan, successfully integrate the Merger, continue to secure other sources of financing and attain continuously profitable operations. The Company continues to pursue additional sources of financing but there can be no assurance that such financing will be completed on terms favorable to the Company, if at all. For a complete description of the transactions referred to above and the Company’s outstanding indebtedness see Note 4—Merger with Brushy Resources, Inc and related transactions, Note 5—Oil and Gas Assets, Note 7—Loan Agreements and Note 10—Shareholders’ Equity.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements and with Form 10-Q and Article 10 of Regulation S-X of the United States Securities and Exchange Commission. Accordingly, the financial statements do not contain all information and footnotes required by U.S. GAAP for annual financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present the consolidated financial position of the Company as of September 30, 2016 and the consolidated results of operations and cash flows for the periods presented. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the operating results for the full fiscal year for any future period.

These condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. The Company’s accounting policies are described in the Notes to Financial Statements in its Annual Report on Form 10-K for the year ended December 31, 2015, and updated, as necessary, in this Quarterly Report on Form 10-Q.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment. Although actual results may differ from these estimates under different assumptions or conditions, the Company believes that its estimates are reasonable.

The most significant financial estimates are associated with the Company’s estimated volumes of proved oil and natural gas reserves, asset retirement obligations, assessments of impairment imbedded in the carrying value of undeveloped acreage and undeveloped properties, fair value of financial instruments, including derivative liabilities, depreciation and accretion, income taxes and contingencies, in addition to valuing the assets acquired and liabilities assumed in the Merger.

Oil and Gas Producing Activities

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to the exploration, non-production related development and acquisition of oil and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling, developing and completing productive wells and/or plugging and abandoning non-productive wells, and any other costs directly related to acquisition and exploration activities. Proceeds from property sales are generally applied as a credit against capitalized exploration and development costs, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs. A significant alteration would typically involve a sale of 25% or more of proved reserves.

The Company accounts for its unproven long-lived assets in accordance with Accounting Standards Codification (“ASC”) Topic 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets. ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate.

Depletion of exploration and development costs and depreciation of wells and tangible production assets is computed using the units-of-production method based upon estimated proved oil and gas reserves. Costs included in the depletion base to be amortized include (a) all proved capitalized costs including capitalized asset retirement costs net of estimated salvage values, less accumulated depletion, (b) estimated future development costs to be incurred in developing proved reserves; and (c) estimated decommissioning and abandonment/restoration costs, net of estimated salvage values, that are not otherwise included in capitalized costs.

The costs of undeveloped acreage are withheld from the depletion base until it is determined whether or not proved reserves can be assigned to the properties. When proved reserves are assigned to such properties or one or more specific properties are deemed to be impaired, the cost of such properties or the amount of the impairment is added to the full cost pool which is subject to depletion calculations.

Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the sum of the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves and the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are not subject to amortization. Should capitalized costs exceed this ceiling, an impairment expense is recognized. During the three and nine months ended September 30, 2016 no impairment was recorded. During the three and nine months ended September 30, 2015, the Company incurred impairment on its oil and gas properties of approximately $18.5 million and $24.4 million, respectively.

The present value of estimated future net cash flows was computed by applying a flat oil price to forecast revenues from estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves (assuming the continuation of existing economic conditions), less any applicable future taxes.

Accrued Expense

Accrued liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide service to other entities in the future as a result of past transactions or events. Below is the break-out of the accrued expense account as of September 30, 2016 and December 31, 2015.

	September 30, 2016	December 31, 2015
Accrued executive compensation	$718,231	$720,414
Accrued professional fees	615,500	90,825
Ad Valorem and production taxes	376,195	357,618
Board of director fees	312,998	-
Lease operating expense	313,168	177,847
Accrued interest	15,117	1,239,210
Other payables	393,483	369,505
	$2,744,692	$2,955,419

Asset Retirement Obligations

The Company's activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the asset is permanently removed from service.  Calculation of an asset retirement obligation ("ARO") requires estimates about several future events, including the life of the asset, the costs to remove the asset from service, and inflation factors.  The ARO is initially estimated based upon discounted cash flows over the life of the asset and is accreted to full value over time using the Company's credit adjusted risk-free interest rate.  Estimates are periodically reviewed and adjusted to reflect changes.

The present value of a liability for the ARO is initially recorded when it is incurred if a reasonable estimate of fair value can be made.  This is typically done when a well is completed or an asset is placed in service.  When the ARO is initially recorded, the Company capitalizes the cost (the asset retirement cost or “ARC”) by increasing the carrying value of the related asset.  ARCs related to wells are capitalized to the full cost pool and are subject to depletion.  Over time, the liability increases for the change in its present value (accretion of ARO), while the net capitalized cost decreases over the useful life of the asset as depletion expense is recognized.  In addition, ARCs are included in the ceiling test calculation for valuing the full cost pool.

The fair value of the Company’s asset retirement obligation liability is calculated at the point of inception by taking into account (i) the cost of abandoning oil and gas wells, which is based on the Company’s and/or industry’s historical experience for similar work, or estimates from independent third-parties; (ii) the economic lives of its properties, which are based on estimates from reserve engineers; (iii) the inflation rate; and (iv) the credit adjusted risk-free rate, which takes into account the Company’s credit risk and the time value of money. Given the unobservable nature of the inputs, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs.  The Company has accreted approximately $17,000 and $23,000 for the three and nine months ended September 30, 2016, respectively, and approximately $3,000 and $7,000 for the three and nine months ended September 30, 2015, respectively.

Changes to the asset retirement obligation were as follows, (in thousands):

	September 30, 2016	December 31, 2015
Balance, beginning of period	$208	$200
Merger additions	777	-
Additions	2	-
Disposition	-	-
Revisions	-	(2)
Accretion	23	10
	1,010	208
Less: Current portion for cash flows expected to be incurred within one year	(158)	-
Long-term portion, end of period	$852	$208

Expected timing of asset retirement obligations: (in thousands):

Year Ending September 30,
2016	$158
2017	-
2018	24
2019	-
2020	87
Thereafter	741
Total	$1,010

Revenue Recognition

The Company derives revenue primarily from the sale of produced natural gas and crude oil. The Company reports revenue as the gross amount received before taking into account production taxes and transportation costs, which are reported as separate expenses and are included in oil and gas production expense in the accompanying consolidated statements of operations. Revenue is recorded in the month the Company’s production is delivered to the purchaser, but payment is generally received between 30 and 90 days after the date of production. No revenue is recognized unless it is determined that title to the product has transferred to the purchaser. At the end of each month, the Company estimates the amount of production delivered to the purchaser and the price the Company will receive. The Company uses its knowledge of its properties, its historical performance, existing contracts, NYMEX and local spot market prices, quality and transportation differentials, and other factors as the basis for these estimates.

Net Loss per Common Share

Earnings (losses) per share are computed based on the weighted average number of common shares outstanding during the period presented. Diluted earnings per share are computed using the weighted-average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares.

Potentially dilutive securities, such as shares issuable upon the conversion of debt or preferred stock, and exercise of warrants and options, are excluded from the calculation when their effect would be anti-dilutive. As of September 30, 2016 and September 30, 2015 shares underlying restricted stock units, options, warrants, preferred stock and Debentures have been excluded from the diluted share calculations as they were anti-dilutive as a result of net losses incurred. The Company has included 2,840,912 warrants, with an exercise price of $.01, in its earnings per share calculation for the quarter ended September 30, 2016.

The Company had the following Common Stock equivalents at September 30, 2016 and September 30, 2015:

	September 30, 2016	September 30, 2015
Stock Options	3,488,333	615,000
Restricted Stock Units (employees/directors)	159,583	188,067
Series A Preferred Stock	-	311,203
Series B Preferred Stock	18,478,788	-
Warrants to Purchase Common Stock	12,533,574	1,298,315
Convertible Debentures	-	336,402
	34,660,278	2,748,987

Recently Issued Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU amends the principal versus agent guidance in ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was issued in May 2014 (“ASU 2014-09”). Further, in April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU also amends ASU 2014-09 and is related to the identification of performance obligations and accounting for licenses. The effective date and transition requirements for both of these amendments to ASU 2014-09 are the same as those of ASU 2014-09, which was deferred for one year by ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. That is, the guidance under these standards is to be applied using a full retrospective method or a modified retrospective method, as outlined in the guidance, and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for annual periods, and interim period within those annual periods, beginning after December 15, 2016. The Company is currently evaluating the provisions of this standard and assessing its impact on the Company’s condensed consolidated financial statements and disclosures.

The FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU will simplify the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This ASU is effective for annual and interim periods beginning in 2017 with early adoption permitted. The Company is currently evaluating the provisions of this standard and assessing its impact on the Company’s condensed consolidated financial statements and disclosures.

In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing ” (topic 606). In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross verses Net)” (topic 606). These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, “Revenue from Contracts with Customers”. The amendments in ASU 2016-10 provide clarifying guidance on materiality of performance obligations; evaluating distinct performance obligations; treatment of shipping and handling costs; and determining whether an entity's promise to grant a license provides a customer with either a right to use an entity's intellectual property or a right to access an entity's intellectual property. The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The adoption of ASU 2016-10 and ASU 2016-08 is to coincide with an entity's adoption of ASU 2014-09, which we intend to adopt for interim and annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the provisions of this standard and assessing its impact on the Company’s condensed consolidated financial statements and disclosures.

In May 2016, the FASB issued ASU No. 2016-12, “ Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” , which narrowly amended the revenue recognition guidance regarding collectability, noncash consideration, presentation of sales tax and transition and is effective during the same period as ASU 2014-09. The Company is currently evaluating the provisions of this standard and assessing its impact on the Company’s condensed consolidated financial statements and disclosures.

On August 26, 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), (“ASU 2016-15”). The amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under FASB Accounting Standards Codification (FASB ASC) 230, Statement of Cash Flows. The amendments in ASU 2016-15 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the provisions of this standard and assessing its impact on the Company’s condensed consolidated financial statements and disclosures.

Management does not believe that these or any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated financial statements.

NOTE 4 – MERGER WITH BRUSHY RESOURCES, INC. AND RELATED TRANSACTIONS

On June 23, 2016, the Company completed the Merger. The results of Brushy, since the closing date of the Merger are included in its consolidated statement of operations through September 30, 2016. The Merger was effected through the issuance of approximately 5.785 million shares of Common Stock in exchange for all outstanding shares of Brushy common stock using a ratio of 0.4550916 shares of Lilis Common Stock for each share of Brushy common stock and the assumption of Brushy's liabilities, including approximately $11.4 million of outstanding debt with Independent Bank, Brushy’s former senior lender, and approximately $7.2 million of accounts payable, accrued expenses and asset retirement obligations. In connection with the closing of the Merger, Lilis paid-down $6.0 million of the principal amount outstanding on Brushy’s term loan with Independent Bank, made a cash payment of $500,000 to SOSV Investments, LLC ("SOS"), Brushy's former subordinated lender and issued a $1 million promissory note to SOS (the “SOS Note”), along with a warrant to purchase 200,000 shares of Common Stock (the “SOS Warrant”). On September 29, 2016, using the proceeds from the Credit and Guarantee Agreement, the Company repaid the balance of Brushy’s outstanding indebtedness with Independent Bank, resulting in the elimination of approximately $5.4 million in senior secured debt, including accrued interest, fees and expenses, and the extinguishment of Independent Bank’s security interest in the assets of the Company’s wholly-owned subsidiaries and of the Company’s guaranty to Independent Bank in full. During the three months ended September 30, 2016, the Company determined that $612,000 of accrued expenses associated with the merger were settled and no longer accrued. As such, unevaluated properties were reduced by the same amount. For a complete description of the liabilities assumed by the Company in connection with the Merger see Note 7-Loan Agreements-Independent Bank and Promissory Note.

In connection with the Merger, Lilis incurred Merger-related costs of approximately $3.22 million to date, including (i) $3.05 million of consulting, investment, advisory, legal and other Merger-related fees, and (ii) $169,000 of value in conjunction with the warrants issued to SOS recorded additional Merger consideration.

Allocation of Purchase Price - The Merger has been accounted for as a business combination, using the acquisition method. The following table represents the preliminary allocation of the total purchase price of Brushy to the assets and liabilities assumed based on the fair value on the closing date of the Merger.

The following table sets forth our preliminary purchase price allocation:

	(in thousands, except number of shares and stock price)
Shares of Lilis Common Stock issued to Brushy shareholders		5,785,119
Lilis Common Stock closing price on June 23, 2016		$1.20
Fair value of Common Stock issued		$6,942
Cash consideration paid to SOS		500
SOS Note		1,000
Fair value of SOS warrant		170
Warrant liability – repricing derivative		164
Advance to Brushy pre-merger		2,508
Total purchase price		11,284
Plus: liabilities assumed by Lilis
Current Liabilities
Account payable and accrued expenses	$5,650
Term loan - Independent Bank	11,379
		17,029

Long-Term Debt		19
Asset Retirement Obligation		777
Amount attributable to liabilities assumed		17,825
		$29,109

Fair Value of Brushy Assets
Current Assets:
Cash	$706
Other current assets	603
		$1,309
Oil and Gas Properties:
Evaluated properties	7,512
Unevaluated properties	19,887
		27,399
Other assets
Other Property Plant & Equipment	42
Other assets	359
		401
Total Asset Value		$29,109

The fair value measurements of oil and natural gas properties and asset retirement obligations are based on inputs that are not observable in the market and therefore represent Level 3 inputs. The fair values of oil and natural gas properties and asset retirement obligations were measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural gas properties included estimates of: (i) recoverable reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices; and (v) a market-based weighted average cost of capital rate. These inputs required significant judgments and estimates by management at the time of the valuation and are the most sensitive and may be subject to change.

Pro forma Financial Information - The following pro forma condensed combined financial information was derived from the historical financial statements of Lilis and Brushy and gives effect to the Merger as if it had occurred on January 1, 2015 for the three and nine months ended September 30, 2015 and gives effect to the Merger as if it had occurred on January 1, 2016 for the nine months ended September 30, 2016. The below information reflects pro forma adjustments based on available information and certain assumptions that we believe are reasonable, including (i) Lilis’s Common Stock issued to convert Brushy’s outstanding shares of common stock as of the closing date of the Merger, (ii) adjustments to conform Brushy’s historical policy of accounting for its oil and natural gas properties from the successful efforts method to the full cost method of accounting, (iii) depletion of Brushy's fair-valued proved oil and gas properties, and (iv) the estimated tax impacts of the pro forma adjustments. Additionally, pro forma earnings for the nine months ended September 30, 2016 were adjusted to exclude $7.4 million of Merger-related costs, which includes an inducement expense of $5.1 million incurred by Lilis and $746,000 of fees incurred by Brushy. The pro forma results of operations do not include any cost savings or other synergies that may result from the Merger or any estimated costs that have been or will be incurred by Lilis to integrate the Brushy assets. The pro forma condensed combined financial information has been included for comparative purposes and is not necessarily indicative of the results that might have actually occurred had the Merger taken place on January 1, 2015 and January 1, 2016; furthermore, the financial information is not intended to be a projection of future results.

(in thousands, except per share amounts)	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2015	2016	2015

Revenue	$895	$3,924	$2,192

Net loss	$(11,746)	$(36,228)	$(28,988)

Net loss attributable to common stockholders	$(11,926)	$45,351)	$(29,528)

Net loss per common share basic and diluted	$(1.05)	$(3.67)	$(2.60)

Weighted average shares outstanding:
Basic and diluted	11,393,200	12,373,327	11,372,232

 Debenture Conversion

On June 23, 2016, pursuant to the terms of the Debenture Conversion Agreement, dated December 29, 2015, the Company's remaining outstanding 8% Convertible Debentures (the “Debentures”) of approximately $6,846,000 converted automatically upon consummation of the Merger. The conversion price was modified from $20.00 per share to $5.00 per share, resulting in the issuance of 1,369,293 shares of Common Stock. In exchange for the reduction in conversion price, all accrued but unpaid interest of approximately $1,835,000 was forgiven by the Debenture holders, resulting in a net gain on the modification and conversion of the Debentures of approximately $602,000 and recorded as other income and expenses in the accompanying condensed consolidated statements of operations. Upon the conversion of the Debentures, the associated conversion liability of approximately $43,000 was reclassified to additional paid-in capital.

Series A Preferred Stock Conversion

On June 23, 2016, in connection with the completion of the Merger, each outstanding share of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”) automatically converted into Common Stock at a conversion price of $5.00, resulting in the issuance of 1,500,000 shares of Common Stock with a market value of $1.20 per share. As consideration for the automatic conversion, the Company reduced the conversion price on the Series A Preferred Stock from $24.10 to $5.00. The modification of such conversion price and forgiveness of accrued but unpaid dividend of approximately $886,000 resulted in a net loss on the conversion of the Series A Preferred Stock of approximately $540,000.

Convertible Notes Transactions and Conversion

In a series of transactions from December 29, 2015 to May 6, 2016, the Company issued an aggregate of approximately $5.8 million Convertible Notes maturing on June 30, 2016 and April 1, 2017, at a conversion price of $5.00. In connection with the December 2015 and March 2016 transactions, the Company issued warrants to purchase an aggregate of approximately 1.7 million shares of Common Stock with an exercise price of $2.50 per share and in connection with the May 2016 transaction, the Company issued warrants to purchase an aggregate of approximately 625,000 shares of Common Stock with an exercise price of $0.10 per share. Subsequently, as an inducement to participate in the May Convertible Notes offering, warrants to purchase up to 620,000 shares of Common Stock issued between December 2015 and March 2016 were amended and restated to reduce the exercise price to $0.10. As such, the Company recorded in other income (expense) an inducement expense of $1.72 million. The proceeds of $5.8 million from these financing transactions were used to pay a $2.0 million refundable deposit in connection with the Merger, to fund certain operating expenses of Brushy in an aggregate amount of $508,000, to fund approximately $1.3 million of interest payments to Heartland and to fund approximately $2.0 million in working capital and accounts payables.

In connection with the closing of the Merger, on June 23, 2016, certain holders of Convertible Notes in an aggregate principal amount of approximately $4.0 million entered into a Conversion Agreement with the Company (the "Note Conversion Agreement"). The terms of the Note Conversion Agreement provided that the Convertible Notes were automatically converted into Common Stock upon the closing of the Merger. Pursuant to the terms of the Note Conversion Agreement, in exchange for immediate conversion upon closing, the conversion price of the Convertible Notes was reduced to $1.10, which resulted in the issuance of 3,636,366 shares of Common Stock. The modification of such conversion rate resulted in a $3.4 million inducement charge recorded in other expense. Holders of these Convertible Notes waived and forfeited approximately $198,000 rights to receive accrued but unpaid interest.

On August 3, the Company entered into the first amendment to the Convertible Notes with the remaining holders of approximately $1.8 million of Convertible Notes.  Pursuant to the first amendment: (i) the maturity date was changed to January 2, 2017, (ii) the conversion price was adjusted to $1.10 and (iii) the coupon rate was increased to 15% per annum. All accrued and unpaid interest on the Convertible Notes would also be convertible in certain circumstances at the conversion price. Additionally, if the aggregate principal amount outstanding on the Convertible Notes was not either converted by the holder or repaid in full on or before the maturity date, the Company agreed to pay a 25% premium on the maturity date. The Company accounted for the reduction in the conversion price of remaining outstanding convertible notes as an inducement expense and recognized approximately $1.6 million in other income (expense). In exchange for the holders’ willingness to enter into the first amendment, the Company issued to the holders additional warrants to purchase up to approximately 1.65 million shares of Common Stock. The warrants issued were valued using the following variables: (i) stock price of $1.12; (ii) exercise price of $2.5; (iii) contractual life of 3 years; (iv) volatility of 203%; (v) risk free rate of 0.76% for a total value of approximately $1.63 million. This amount was recorded as an inducement expense and an offset to additional paid-in capital.

On September 29, 2016, in connection with the Company’s entry into the Credit and Guarantee Agreement the remaining holders of the Convertible Notes converted the outstanding principal amount of approximately $1.8 million and accrued and unpaid interest in an amount of approximately $138,000 into 1,772,456 shares of Common Stock.

Series B Preferred Stock Offering

On June 15, 2016, the Company entered into a purchase with certain institutional and accredited investors (the “Purchasers”) in connection with an offering of the Company’s Series B 6.0% Preferred Stock (the “Series B Preferred Stock”).

In connection with this offering (the “Series B Offering”), the Company issued to the Purchasers 20,000 shares of Series B Preferred Stock, convertible into approximately 17.7 million shares of common stock, and warrants to purchase approximately 9.1 million shares of Common Stock. The warrants as originally issued had an exercise price of $2.50 per share, and are immediately exercisable from the issuance date, for a period of two years, subject to certain conditions.

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”) whereby the Company agreed to register, on behalf of the Purchasers, the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the shares of Common Stock underlying the warrants. Pursuant to the terms of the Registration Rights Agreement, the Company must file a registration statement within one hundred twenty days of the closing and is required to obtain the effectiveness of such registration statement within one hundred and twenty calendar days following June 15, 2016 (or, in the event of a review by the Commission, the one hundred and eighty days).

On June 6, 2016, as subsequently amended, the Company entered into a Transaction Fee Agreement with TRW, a more than 5% stockholder of the Company, in connection with the Series B Preferred Offering to act as co-broker dealers along with KES7, and as administrative agent. TRW received a cash fee of $500,000 and broker warrants to purchase up to 452,724 shares of Common Stock, at an exercise price of $1.30, exercisable on or after September 17, 2016, for a period of two years. Of the cash fee paid to TRW, $150,000 was reinvested into the Series B Preferred Offering in exchange for 150 shares of Series B Preferred Stock and the related warrants to purchase 68,182 shares of Common Stock at an exercise price of $2.50. These fees were recorded as a reduction to equity.

In connection with the Company’s entry into the Credit and Guarantee Agreement, as partial consideration, the Company amended certain warrants issued in the Series B Offering held by the Lenders to purchase up to an aggregate amount of approximately 2.84 million shares of Common Stock as of September 30, 2016 and 3.5 million shares of Common Stock to date, such that the exercise price per share was lowered from $2.50 to $0.01 on such warrants. For more information about the Series B warrant reprice see Note 7—Loan Agreements—Credit and Guarantee Agreement.

NOTE 5 – OIL AND GAS ASSETS

During the year ended December 31, 2015, the Company entered into eight joint operating agreements ("JOAs") to participate as a non-operator in the drilling of the Noble Wells in the DJ Basin, which due to capital constraints, were temporarily shut-in. In May 2016, the Company renegotiated the ability to fund its share of the outstanding drilling operations in the amount of approximately $1.68 million, the outstanding balance of which was paid in June 2016 As a result, the Company regained compliance under each of the JOAs.

On June 23, 2016, the Company completed its Merger with Brushy, as described above. As a result of the Merger, the Company acquired 19 producing properties valued at $7.5 million and 3,458 net acres in the Permian Basin, unevaluated properties valued at $19.9 million.

Depreciation, depletion and amortization expenses related to the proved properties were approximately $570,000 and $1.11 million for three and nine months ended September 30, 2016, respectively, as compared to approximately $46,000 and $461,000 for the three and nine months ended September 30, 2015, respectively.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures fair value of its financial assets on a three-tier value hierarchy, which prioritizes the inputs, used in the valuation methodologies in measuring fair value:

●	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s Term Loan associated with the Credit and Guarantee Agreement and the SOS Note are measured using Level 3 inputs.

Derivative Instruments

The Company determines its estimate of the fair value of derivative instruments using a market approach based on several factors, including quoted market prices in active markets, quotes from third parties, and the credit rating of its counterparty. The Company also performs an internal valuation to ensure the reasonableness of third-party quotes.

In evaluating counterparty credit risk, the Company assessed the possibility of whether the counterparty to the derivative would default by failing to make any contractually required payments. The Company considered that the counterparty is of substantial credit quality and has the financial resources and willingness to meet its potential repayment obligations associated with the derivative transactions.

The Company has no such derivative instruments at September 30, 2016 and December 31, 2015.

Asset Retirement Obligation

The fair value of the Company’s asset retirement obligation liability is calculated at the point of inception by taking into account, the cost of abandoning oil and gas wells, which is based on the Company’s and/or Industry’s historical experience for similar work, or estimates from independent third-parties; the economic lives of its properties, which are based on estimates from reserve engineers; the inflation rate; and the credit adjusted risk-free rate, which takes into account the Company’s credit risk and the time value of money. Given the unobservable nature of the inputs, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs.

Impairment

The Company estimates the expected undiscounted future cash flows of its oil and natural gas properties and compares such amounts to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value are subject to management’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows, net of estimated operating and development costs using estimates or proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures and various discount rates commensurate with the risk and current market conditions associated with realizing the expected cash flows projected. These assumptions represent Level 3 inputs. The Company did not have an impairment during the three and nine months ended September 30, 2016. Impairment of oil and gas assets for the three and nine months ended September 30, 2015 was approximately $18.47 million and $24.44 million, respectively.

Executive Compensation

Effective as of June 23, 2016, the Company and each of Abraham Mirman, Ronald D. Ormand, Michael Pawelek, Kevin Nanke, Edward Shaw, Ariella Fuchs and Joe Pawelek entered into a new employment agreement, which replaced any prior employment agreements with the Company or Brushy in the entirety. Each employment agreement provides for the executive to receive a cash incentive bonus if certain production thresholds are achieved by the Company. The Company engaged a valuation firm to complete a valuation of this incentive bonus. As of September 30, 2016, the Company accounted for $718,000 in bonus liability which represents an estimated amount that could have been earned had certain variables been achieved as of September 30, 2016.

For a complete description of the terms of each employment agreement see Note 9—Related Party Transactions.

Change in Warrant Liability

On September 2, 2014, the Company entered into a Consulting Agreement with Bristol Capital, LLC (“Bristol”), pursuant to which the Company issued to Bristol a warrant to purchase up to 100,000 shares of Common Stock at an exercise price of $20.00 per share (or, in the alternative, 100,000 options, but in no case both). The agreement has a price protection feature that will automatically reduce the exercise price if the Company enters into another consulting agreement pursuant to which warrants are issued with a lower exercise price.

On September 30, 2016, the Company revalued the warrants/options using the following variables: (i) stock price of $3.47; (ii) exercise price of $20.00; (iii) contractual life of 2.9 years; (iv) volatility of 150%; risk free rate of 0.9% for a total value of approximately $229,000, which adjusted the change in fair value valuation of the derivative by approximately $135,000 and $185,000 for the three and nine months ended September 30, 2016, respectively.

On January 8, 2015, the Company entered into the Credit Agreement with Heartland Bank (as defined below). In connection with the Credit Agreement, the Company issued to Heartland a warrant to purchase up to 22,500 shares of Common Stock at an adjusted exercise price of $4.05 with the initial advance, which contains an anti-dilution feature that reduces the exercise price and adjusts the share amount if the Company enters into another agreement pursuant to which warrants are issued with a lower exercise price. During the nine months ended September 30, 2016, the Company issued warrants with an exercise price of $2.50, a portion of which were subsequently reduced to $0.01. As such, the Heartland anti-dilution formula was triggered and the warrants were adjusted using the valuation below.

On September 30, 2016, the Company revalued the warrants using the following variables: (i) stock price of $3.47 (ii) adjusted exercise price of $4.05; (iii) contractual life of 3.3 years; (iv) volatility of 150%; (v) risk free rate of 0.9% for a total value of approximately $61,000, which adjusted the fair value valuation of the derivative by approximately $39,000 and $49,000 for the three and nine months ended September 30, 2016, respectively.

Pursuant to the Merger Agreement and as a condition to the Fourth Amendment (defined below), the Company was required to make a cash payment of $500,000, issue the SOS Note and the SOS Warrant. The SOS Warrant contains a price protection feature that will automatically reduce the exercise price if the Company enters into another financing agreement pursuant to which warrants are issued with a lower exercise price after June 23, 2016. This initial value of $164,000 was recorded as additional Merger consideration.

On September 30, 2016, the Company evaluated the SOS Warrant using the following variables: (i) stock price of $3.47 (ii) exercise price of $2.50 (iii) contractual life of 1.7 years; (iv) volatility of 150%; (v) risk free rate of 0.7% for a total value of approximately $428,000, which adjusted the fair value valuation of the derivative by approximately $264,000 for the three and nine months ended September 30, 2016.

Debentures Conversion Derivative Liability

As of September 30, 2016, the Company had no outstanding 8% Convertible Debentures, the remaining balance of which was converted into Common Stock in connection with the consummation of the Merger at $5.00.

The following table provides a summary of the fair values of assets and liabilities measured at fair value (rounded to the nearest thousands):

September 30, 2016:

	Level 1	Level 2	Level 3	Total

Liability
Executive employment agreements	$-	$-	$(718,000)	$(718,000)
Warrant liabilities			(718,000)	(718,000)
Total liability, at fair value	$-	$-	$(1,436,000)	$(1,436,000)

December 31, 2015:

	Level 1	Level 2	Level 3	Total

Liability
Executive employment agreements	$-	$-	$(223,000)	$(223,000)
Warrant liabilities	-	-	(56,000)	(56,000)
Convertible debenture conversion derivative liability	-	-	(6,000)	(6,000)
Total liability, at fair value	$-	$-	$(285,000)	$(285,000)

The following table provides a summary of changes in fair value of the Company’s Level 3 financial assets and liabilities as of September 30, 2016:

	Conversion derivative liability	Bristol/ Heartland/SOS warrant liability	Incentive bonus	Total

Balance at January 1, 2016	$(6,000)	$(56,000)	$(223,000)	$(285,000)
Additional liability	-	(164,000)	(393,000)	(557,000)
Change in fair value of liability	(37,000)	(498,000)	(102,000)	(637,000)
Converted to equity	43,000	-	-	43,000
Balance at September 30, 2016	$-	$(718,000)	$(718,000)	$(1,436,000)

The Company did not have any transfers of assets or liabilities between Level 1, Level 2 or Level 3 of the fair value measurement hierarchy during the three and nine months ended September 30, 2016 and September 30, 2015.

NOTE 7 – LOAN AGREEMENTS

Credit Agreements - Current

	As of September 30, 2016	As of December 31, 2015

Term Loan – Credit and Guarantee Agreement	$23,286,000	$-

Term Loan – Heartland, net of deferred financing costs	$-	$2,492,000

Credit and Guarantee Agreement

On September 29, 2016, the Company entered into a credit and guaranty agreement (the “Credit and Guarantee Agreement”) by and among the Company, Brushy, ImPetro Operating, LLC (“Operating”) and ImPetro Resources, LLC (“Resources”, and together with Brushy and Operating, the “Initial Guarantors”), and the lenders party thereto (each a “Lender” and together, the “Lenders”) and TRW acting as collateral agent.

The Credit and Guarantee Agreement provides for a three-year senior secured term loan with initial commitments of $31 million, of which $25 million was collected as of September 30, 2016, and the additional $6 million was collected as of the date of this filing. The initial aggregate principal amount may be increased to a maximum principal amount of $50,000,000 at our request and with the consent of the Lenders holding loans in excess of 60% of the then outstanding loans pursuant to an accordion advance provision in the Credit and Guarantee Agreement (the “Term Loan”).

Funds borrowed under the Credit and Guarantee Agreement may be used by the Company to (i) fund drilling and development projects, (ii) purchase oil and gas assets and other acquisition targets, (iii) pay all costs and expenses arising in connection with the negotiation and execution of the Credit and Guarantee Agreement, and (iv) fund general working capital needs.

In connection with the Company’s entry into the Credit and Guarantee Agreement, it incurred advisory fees to KES 7 and TRW in an amount of $420,000 and $200,000, respectively to date, and a commitment fee to each of the Lenders equal to 2.0% of their respective initial loan advances. As partial consideration, the Company also amended certain warrants issued in the June 2016 Series B private placement held by the Lenders to purchase up to an aggregate amount of approximately 2.84 million shares of Common Stock as of September 30, 2016 and 3.5 million shares of Common Stock to date, such that the exercise price per share was lowered from $2.50 to $0.01 on such warrants. The number of warrants amended for each Lender was based on the amount of each Lender’s respective participation in the initial Term Loan relative to the amount invested in the June 2016 Series B private placement. All of the amended warrants are immediately exercisable from the original issuance date, for a period of two years, subject to certain conditions.  The Company accounted for the reduction in the conversion price as a deferred financing cost of $714,000 and will be amortized over the length of the loan.

The Term Loan bears interest at a rate of 6.0% per annum and matures on September 30, 2019. The Company has the right to prepay the Term Loan, in whole or in part, at any time at a prepayment premium equal to 6.0% of the amount repaid. Such prepayment premium must also be paid if the Term Loan is repaid prior to maturity as a result of a change in control. In certain situations, the Credit and Guarantee Agreement requires mandatory prepayments of the Term Loans at the request of the Lenders, including in the event of certain non-ordinary course asset sales, the incurrence of certain debt, and our receipt of proceeds in connection with insurance claims.

The Credit and Guarantee Agreement contains certain customary representations and warranties and affirmative and negative covenants, including covenants relating to maintenance of books and records, financial reporting and notification, compliance with laws, maintenance of properties and insurance, and limitations on guaranties, investments, issuance of debt, lease obligations and capital expenditures. The Credit and Guarantee Agreement also provides for events of default, including failure to pay any principal or interest when due, failure to perform or observe covenants, cross-default on certain outstanding debt obligations, the failure of a Guarantor to comply with the provisions of its Guaranty, and bankruptcy or insolvency events. The amounts under the Credit Agreement could be accelerated and be due and payable upon an event of default.

Independent Bank and Promissory Note

On June 22, 2016, in connection with the completion of the Merger, the Company, Brushy and Independent Bank (the “Lender”), Brushy’s senior secured lender, entered into an amendment to Brushy’s forbearance agreement with the Lender (the “Fourth Amendment”), which, among other things, provided for a pay-down of approximately $6.0 million of the principal amount outstanding on the loan (the “Loan”), plus fees and other expenses incurred in connection with the Loan, in exchange for an extension of the maturity date through December 15, 2016, at an interest rate of 6.5%, payable monthly. Additionally, the Company agreed to (i) guaranty the approximately $5.4 million aggregate principal amount of the Loan, (ii) grant a lien in favor of the Lender on all of the Company’s real and personal property, (iii) restrict the incurrence of additional debt and (iv) maintain certain deposit accounts with various restrictions with the Lender. On September 29, 2016, in connection with the Company’s entry into the Credit and Guarantee Agreement, the Company used part of the proceeds of the Term Loan to repay the balance of Brushy’s outstanding indebtedness with Independent Bank, resulting in the elimination of approximately $5.4 million in senior secured debt, including accrued interest, fees and expenses, and the extinguishment of Independent Bank’s security interest in the assets of the Initial Guarantors and of the Company’s guaranty to Independent Bank in full.

Heartland Bank

On January 8, 2015, the Company entered into the Credit Agreement with Heartland Bank (the “Credit Agreement”), as administrative agent and the Lenders party thereto. The Credit Agreement provided for a three-year senior secured term loan in an initial aggregate principal amount of $3,000,000, or the Term Loan. On December 29, 2015, after a default on an interest payment and in connection with the Merger, the Company entered into the Forbearance Agreement with Heartland (the “Heartland Forbearance Agreement”). The Heartland Forbearance Agreement, restricted Heartland from exercising any of its remedies until April 30, 2016, which was subject to certain conditions, including a requirement for the Company to make a monthly interest payment to Heartland.

Following the First Amendment entered into on March 1, 2016, on May 4, 2016, as a result of a default on the required March 1, April 1 and May 1 interest payments pursuant to the Forbearance Agreement, the Company entered into a second amendment to the Forbearance Agreement (the “Second Amendment”). Pursuant to the Second Amendment, the limit on the amount of New Subordinated Debt the Company had been permitted to raise was eliminated and the Forbearance Expiration Date was extended to May 31, 2016. As consideration for the forgoing, the Company paid Heartland the overdue interest owed pursuant to the Term Loan and interest due through May 31, 2016 in the approximate amount of $87,000 and reimbursement of a portion of Heartland’s fees and expenses in an approximate amount of $53,000. During the three and nine months ended September 30, 2016, the Company amortized approximately $193,000 and $220,000 of deferred financing, respectively. This amount is recorded as a component of non-cash interest expense.

In connection with the consummation of the Merger, on June 23, 2016, the Company repaid the entire balance of its outstanding indebtedness with Heartland at a discount of $250,000 (recognized as a gain in other income (expense), resulting in the elimination of $2.75 million in senior secured debt and the extinguishment of Heartland’s security interest in the assets of the Company.

Convertible Notes

For information about the Convertible Notes see Note 4—Merger with Brushy Resources, Inc. and Related Transactions—Convertible Notes Transactions and Conversion.

Current - (rounded to the nearest thousands):

September 30, 2016:

	Related Party	Non Related Party
Convertible notes, net - January 1, 2016	$1,055,000	$674,000
Borrowings	1,250,000	1,613,000
Warrants issued as debt discount	(646,000)	(833,000)
Accretion of debt discount	1,391,000	1,309,000
Converted to equity	(3,050,000)	(2,763,000)
Convertible notes, net- September 30, 2016	$-	$-

 December 31, 2015:

	Related Party	Non Related Party
Convertible notes	$1,800,000	$1,150,000
Unamortized debt discount	(745,000)	(476,000)
Convertible notes, net	$1,055,000	$674,000

During the three and nine months ended September 30, 2016, the Company amortized approximately $462,000 and $2.7 million of convertible debt discount, respectively. This amount is recorded as a component of non-cash interest expense.

 SOS Note

Pursuant to the Merger Agreement and as a condition of the Fourth Amendment, the Company was required to make a cash payment of $500,000, the issuance of the SOS Note and the SOS Warrant.

As of September 30, 2016

Note payable – SOS due after one year (1)	$1,000,000

(1)	The SOS Note matures on June 30, 2019 and has an interest rate of 6.0% due at maturity.

Interest Expense

Interest expense for the three and nine months ended September 30, 2016 was approximately $617,000 and $4.22 million, respectively, as compared to the three and nine months ended September 30, 2015 of approximately $437,000 and $1.21 million, respectively. The non-cash interest expense during the three and nine months ended September 30, 2016 was approximately $462,000 and $3.88 million, respectively, as compared to approximately $347,000 and $944,000 for the three and nine months ended September 30, 2015. The non-cash interest expenses consisted of non-cash interest expense and amortization of the deferred financing costs, accretion of the Debentures payable discount, and Debentures interest paid in Common Stock.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Environmental and Governmental Regulation

At September 30, 2016, there were no known environmental or regulatory matters which are reasonably expected to result in a material liability to the Company. Many aspects of the oil and gas industry are extensively regulated by federal, state, and local governments in all areas in which the Company has operations. Regulations govern such things as drilling permits, environmental protection and air emissions/pollution control, spacing of wells, the unitization and pooling of properties, reports concerning operations, land use, and various other matters including taxation. Oil and gas industry legislation and administrative regulations are periodically changed for a variety of political, economic, and other reasons. As of September 30, 2016, the Company had not been fined or cited for any violations of governmental regulations that would have a material adverse effect upon the financial condition of the Company.

Legal Proceedings

The Company may from time to time be involved in various legal actions arising in the normal course of business. The Company does not believe that there is any litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2016 and 2015, the Company has engaged in the following transactions with related parties:

Credit and Guarantee Agreement and Warrant Reprice

On September 29, 2016, the Company entered into the Credit and Guarantee Agreement with certain Lenders, each of whom was a participant in the Series B Offering. As partial consideration given to the Lenders, the Company also amended certain warrants issued in the Series B Offering held by the Lenders to purchase up to an aggregate amount of approximately 2,850,000 shares of common stock such that the exercise price per share was reduced from $2.50 to $0.01 on such warrants. Additionally, each Lender received a 2.0% commitment fee equal to their respective initial loan advance. For a more detailed description of the terms of the Credit and Guarantee Agreement and the warrant reprice see “Note 7—Loan Agreements—Credit and Guarantee Agreement.”

Certain parties to the Credit and Guarantee Agreement included certain of the Company’s related parties such as TRW, acting as collateral agent, and Bryan Ezralow, Marc Ezralow and Marshall Ezralow via certain of their investment entities ($2.8 million).

Series B Preferred Stock Private Placement

On June 6, 2016, as subsequently amended, the Company entered into a Transaction Fee Agreement with TRW, a more than 5% stockholder of the Company, in connection with the Series B Preferred Offering to act as co-broker dealers along with KES7, and as administrative agent. TRW received a cash fee of $500,000 and broker warrants to purchase up to 452,724 shares of Common Stock, at an exercise price of $1.30, exercisable on or after September 17, 2016, for a period of two years. Of the cash fee paid to TRW, $150,000 was reinvested into the Series B Preferred Offering in exchange for 150 shares of Series B Preferred Stock and the related warrants to purchase 68,182 shares of Common Stock at an exercise price of $2.50. These fees were recorded as a reduction to equity.

In addition to TRW, as described above, certain other Purchasers in the Offering include related parties of the Company, such as Abraham Mirman, the Company's Chief Executive Officer and a director, through the Bralina Group, LLC for which Mr. Mirman holds shared voting and dispositive power ($1.65 million); Ronald D. Ormand, the Company's Executive Chairman of the Board through Perugia Investments LP for which Mr. Ormand holds sole voting and dispositive power ($1.0 million), Kevin Nanke, the Company's Chief Financial Officer, through KKN Holdings LLC, for which Mr. Nanke holds sole voting and dispositive power ($200,000), R. Glenn Dawson, a director of the Company ($125,000), Pierre Caland through Wallington Investment Holdings, Ltd. a more than 5% shareholder of our Company ($250,000) and Bryan Ezralow through various entities beneficially owned by him ($1.3 million).

For more information about the Series B Offering see Note 4—Merger with Brushy Resources, Inc. and Related Transactions—Series B Preferred Stock Offering.

Debenture Conversion Agreement

On December 29, 2015, the Company entered into the Debenture Conversion Agreement with all of the remaining holders of the Debentures. For more information about the Debentures and the Debenture Conversion Agreement see Note 4—Merger with Brushy Resources, Inc. and Related Transactions—Debenture Conversion.

Certain parties to the Debenture Conversion Agreement include related parties of the Company, such as the Steven B. Dunn and Laura Dunn Revocable Trust dated 10/28/10, of which its respective Debenture amount converted was approximately $1.02 million, Bryan Ezralow through EZ Colony Partners, LLC of which his respective Debenture amount converted was approximately $1.54 million and Pierre Caland through Wallington Investment Holdings, Ltd., of which its respective Debenture amount converted was approximately $2.09 million. Each of the Steven B. Dunn and Laura Dunn Revocable Trust dated 10/28/10 and Wallington Investment Holdings, Ltd. were a more than 5% shareholder of the Company on the date of conversion.

Series A Preferred Stock

On May 30, 2014, the Company entered into a securities purchase agreement with accredited investors, pursuant to which it issued an aggregate of $7.5 million in Series A Preferred Stock, which after the receipt of requisite stockholder approval, was automatically converted on June 23, 2016, in connection with the Merger. For more information about the Series A Preferred Stock conversion see Note 4—Merger with Brushy Resources, Inc. and Related Transactions—Series A Conversion.

Several of the Company’s officers, directors and affiliates were investors in the Series A Preferred Stock and converted their shares at $5.00 including Abraham Mirman ($250,000), Ronald D. Ormand (through Perugia Investments ($500,000), Nuno Brandolini ($100,000), General Merrill McPeak ($250,000), TRW ($779,000) and Pierre Caland through Wallington Investment Holdings, Ltd. ($125,000).

Convertible Notes

In a series of transactions from December 29, 2015 to May 6, 2016, the Company issued an aggregate of approximately $5.8 million in Convertible Notes. Subsequently, the Company entered into the Note Conversion Agreement and the First Amendment to the Convertible Notes. The Convertible Notes were converted in full in connection with the Credit and Guarantee Agreement. For more information about the Convertible Notes and associated transactions see Note 4—Merger with Brushy Resources, Inc. and Related Transactions—Convertible Notes Transactions and Conversion.

The Purchasers included certain related parties of us, including Abraham Mirman, the Chief Executive Officer and a director of the Company ($750,000), the Bruin Trust (the “Bruin Trust”), an irrevocable trust managed by an independent trustee and whose beneficiaries include the adult children of Ronald D. Ormand, Executive Chairman of the Board ($1.15 million), General Merrill McPeak, a director of the Company ($250,000), Nuno Brandolini, a director of the Company ($250,000), Glenn Dawson, a director of the Company ($50,000), Kevin Nanke, the Chief Executive Officer of the Company ($100,000, which was reinvested instead of a cash bonus payment due to Mr. Nanke pursuant to his prior executive employment agreement), Pierre Caland through Wallington Investment Holdings, Ltd. ($300,000), who held more than 5% of the Company’s Common Stock prior to the Merger and TRW ($400,000). Each of the Company’s officers and directors who were purchasers of the Convertible Notes and Pierre Caland through Wallington Investments, Ltd., were signatories to the Note Conversion Agreement and converted their outstanding amounts in full. Each of TRW, Bryan Ezralow, Marc Ezralow and Marshall Ezralow were a party to the first amendment via certain of their investment entities referred to above, which, in connection with the Company’s entry into the Credit and Guarantee Agreement, converted the balance outstanding under the Convertible Notes plus accrued interest of approximately $138,000 into Common Stock, resulting in the issuance of 1,772,456 shares of Common Stock.

Additionally, in connection with the May Convertible Notes issuance, warrants to purchase up to 620,000 shares of Common Stock issued in connection with the Convertible Notes between December 2015 and March 2016 were amended and restated to reduce the exercise price to $0.10 in exchange for additional consideration given to the Company in the form of participation in the May Convertible Notes offering. Of those warrants, a total of 80,000 warrants were exercised. Additionally, during the three months ended September 30, 2016, in exchange for several offers to immediately exercise a portion of each investor’s outstanding warrants issued between 2013 and 2014, the Company reduced the exercise price on warrants to purchase a total of 416,454 shares of Common Stock ranging from $42.50 to $25.00 per share to $0.10 per share, of which a total of 315,990 were subsequently exercised, resulting in the issuance of an aggregate amount of 300,706 shares of Common Stock due to certain cashless exercises. TRW net exercised warrants to purchase 80,000 shares of Common Stock at a reset exercise price of $0.10, resulting in the issuance of 75,820 shares.

T.R. Winston also received an advisory fee on the Convertible Notes in the amount of $350,000, which was subsequently reinvested in full into the Series B Preferred Offering for 350 shares of Series B Preferred Stock and related warrants to purchase up to 159,091 shares of Common Stock.

SOS Ventures

In connection with the Merger, SOS, Brushy’s former subordinated lender, and currently a more than 5% stockholder of the Company, agreed to extinguish approximately $20.5 million of its outstanding debt in exchange for Brushy’s divestiture of its properties to SOS in the Giddings Field, the SOS Note and the SOS Warrant, which was completed on June 23, 2016.

Employment Agreements with Officers

On July 5, 2016, the Company entered into new employment agreements with each of its executive officers (each an “Executive”), effective as of the Effective Time, subject to certain exceptions. The initial term of the agreements is scheduled to end on December 31, 2017, and the agreement will renew automatically for additional one-year periods beginning on December 31, 2017, unless either party gives notice of non-renewal at least 180 days before the end of the then-current term. The agreement replaces in its entirety each Executive’s prior employment agreement with Brushy or us, as applicable.

Under each employment agreement, the Executive will be entitled to a lump sum severance payment equal to 12 months of base salary and 12 months of COBRA premiums upon a termination by the Company without cause or a termination by him for good reason. Upon a termination by the Company without cause or a termination by the Executive for good reason within 12 months following a change in control, he will be entitled to a lump sum severance payment equal to 24 months of base salary and 24 months of COBRA premiums. Upon a termination due to disability, the Executive will be entitled to a lump sum severance payment equal to six months of COBRA premiums. All severance payments under the Executives’ employment agreements are subject to each Executive’s execution and non-revocation of a release of claims against the Company. The severance payments are also subject to reduction in order to avoid an excise tax associated with Section 280G of the Internal Revenue Code, but only if that reduction would result in the Executive receiving a greater net after tax benefit as a result of the reduction.

All payments to the Executives under each of their employment agreements will be subject to clawback in the event required by applicable law. Further, each Executive is subject to non-competition, non-solicitation, anti-raiding, and confidentiality provisions under the employment agreement.

Employment Agreement with Abraham Mirman, Chief Executive Officer of the Company

Pursuant to Mr. Mirman’s employment agreement he will serve as Chief Executive Officer with a base salary of $350,000 for the first year of the agreement, $375,000 for the second year of the agreement, and $425,000 for the third year of the agreement, which will be reviewed on an annual basis. Mr. Mirman is entitled to a bonus under the agreement equal to $175,000, payable in cash on our first regular payroll date following the Effective Date. Mr. Mirman will be eligible to receive a cash bonus equal to a percentage of his base salary (ranging from 0% to 500%) depending on the level of achievement of certain BOE per day, EBITDAX, as defined in each of the employment agreements (“EBITDAX”) and cash on hand performance measures during the first year of the agreement. Mr. Mirman will also be eligible to receive awards of equity and non-equity compensation and to participate in our annual and long-term incentive plans, in each case as determined by the Board in its discretion. On June 24, 2016, Mr. Mirman received a grant of stock options under the Company’s 2016 Omnibus Incentive Plan to purchase 1,250,000 shares of common stock with an exercise price of $1.34. This option vests over two years, with 34% vesting on the date of the grant, 33% vesting on the first anniversary of the date of the grant and 33% vesting on the second anniversary of the date of the grant, subject to continued service through each vesting date.

Employment Agreement with Ronald Ormand, Executive Chairman of the Company

Pursuant to Mr. Ormand’s employment agreement, which was effective as of July 11, 2016, his base salary is $300,000 for the first year of the agreement, $350,000 for the second year of the agreement, and $400,000 for the third year of the agreement, which will be reviewed on an annual basis. Mr. Ormand will be eligible to receive a cash bonus equal to a percentage of his base salary (ranging from 0% to 500%) depending on the level of achievement of certain BOE per day, EBITDAX and cash on hand performance measures during the first year of the agreement. Mr. Ormand will also be eligible to receive awards of equity and non-equity compensation and to participate in our annual and long-term incentive plans, in each case as determined by the Board in its discretion. On July 7, 2016, Mr. Ormand received a grant of restricted stock under our 2016 Omnibus Incentive Plan to purchase 1.25 million shares of restricted Common Stock. The restricted Common Stock vests over two years, with 34% vesting on the date of the grant, 33% vesting on the first anniversary of the date of the grant and 33% vesting on the second anniversary of the date of the grant, subject to continued service through each vesting date.

Employment Agreement with Michael Pawelek, President of the Company

Mr. Pawelek’s initial base salary under his employment agreement under which he will serve as President of the Company is $307,000, which will be reviewed on an annual basis. Mr. Pawelek will be eligible to receive a cash bonus equal to a percentage of his base salary (ranging from 0% to 500%) depending on the level of achievement of certain BOE per day, EBITDAX and cash on hand performance measures during the first year of the agreement. Mr. Pawelek will also be eligible to receive awards of equity and non-equity compensation and to participate in our annual and long-term incentive plans, in each case as determined by the Board in its discretion. On June 24, 2016, Mr. Pawelek received a grant of stock options under the Company’s 2016 Omnibus Incentive Plan to purchase 375,000 shares of common stock with an exercise price of $1.34. This option vests over two years, with 34% vesting on the date of the grant, 33% vesting on the first anniversary of the date of the grant and 33% vesting on the second anniversary of the date of the grant, subject to continued service through each vesting date.

Employment Agreement with Kevin Nanke, Chief Financial Officer of the Company.

Mr. Nanke’s initial base salary under the agreement, under which he will serve as Chief Financial Officer is $275,000, which will be reviewed on an annual basis. Mr. Nanke is entitled to a bonus equal to $125,000, payable in cash on our first regular payroll following June 24, 2016. Mr. Nanke will be eligible to receive a cash bonus equal to a percentage of his base salary (ranging from 0% to 500%) depending on the level of achievement of certain BOE per day, EBITDAX and cash on hand performance measures during the first year of the agreement. Mr. Nanke will also be eligible to receive awards of equity and non-equity compensation and to participate in our annual and long-term incentive plans, in each case as determined by the Board in its discretion. On June 24, 2016, Mr. Nanke received a grant of stock options under the Company’s 2016 Omnibus Incentive Plan to purchase 625,000 shares of common stock with an exercise price of $1.34. This option vests over two years, with 34% vesting on the date of the grant, 33% vesting on the first anniversary of the date of the grant and 33% vesting on the second anniversary of the date of the grant, subject to continued service through each vesting date.

Additionally, pursuant to Mr. Nanke’s former employment agreement with the Company, dated as of March 18, 2016, he was entitled to receive a performance bonus of $100,000 if the Company were to achieve certain compliance goals set forth therein. In May 2016, the Board approved the reinvestment by Mr. Nanke of his performance bonus in the amount of $100,000 into the May Offering, pursuant to the same terms as the May Offering.

Employment Agreement with Edward Shaw, Executive Vice President and Chief Operating Officer of the Company

Mr. Shaw’s initial base salary under his employment agreement under which he will serve as Executive Vice President - Chief Operating Officer is $267,000, which will be reviewed on an annual basis. Mr. Shaw will be eligible to receive a cash bonus equal to a percentage of his base salary (ranging from 0% to 500%) depending on the level of achievement of certain BOE per day, EBITDAX and cash on hand performance measures during the first year of the agreement. Mr. Shaw will also be eligible to receive awards of equity and non-equity compensation and to participate in our annual and long-term incentive plans, in each case as determined by the Board in its discretion. On June 24, 2016, Mr. Shaw received a grant of stock options under the Company’s 2016 Omnibus Incentive Plan to purchase 375,000 shares of common stock with an exercise price of $1.34. This option vests over two years, with 34% vesting on the date of the grant, 33% vesting on the first anniversary of the date of the grant and 33% vesting on the second anniversary of the date of the grant, subject to continued service through each vesting date.

Employment Agreement with Ariella Fuchs, General Counsel and Secretary of the Company

Ms. Fuchs’ initial base salary under the employment agreement, under which she will serve as General Counsel and Secretary is $250,000, which will be reviewed on an annual basis. Ms. Fuchs is entitled to a bonus equal to $112,500, payable in cash on our first regular payroll date following the Effective Date. Ms. Fuchs will be eligible to receive a cash bonus equal to a percentage of her base salary (ranging from 0% to 500%) depending on the level of achievement of certain BOE per day, EBITDAX and cash on hand performance measures during the first year of the agreement. Ms. Fuchs will also be eligible to receive awards of equity and non-equity compensation and to participate in our annual and long-term incentive plans, in each case as determined by the Board in its discretion. On June 24, 2016, Ms. Fuchs received a grant of stock options under our 2016 Omnibus Incentive Plan to purchase 375,000 shares of common stock with an exercise price of $1.34. This option vests over two years, with 34% vesting on the date of the grant, 33% vesting on the first anniversary of the date of the grant and 33% vesting on the second anniversary of the date of the grant, subject to continued service through each vesting date.

Ronald D Ormand

On March 20, 2014, the Company entered into an Engagement Agreement (the “Engagement Agreement”) with MLV & Co. LLC (“MLV”), pursuant to which MLV acted as the Company’s exclusive financial advisor. Ronald D. Ormand, a member of the Company’s board of directors since February 2015 and the current Executive Chairman of the Company, was previously the Managing Director and Head of the Energy Investment Banking Group at MLV. The Engagement Agreement provided for a fee of $25,000 to be paid monthly to MLV, subject to certain adjustments and other specific fee arrangements in connection with the nature of financial services being provided. The Company expensed $75,000 and $225,000 for the three and nine months ended September 30, 2015, respectively. On May 27, 2015, MLV agreed to take $150,000 of its accrued fees in the Company’s Common Stock and was issued 75,000 shares in lieu of payment. The closing share price on May 27, 2015 was $1.56. The term of Engagement Agreement expired on October 31, 2015.

Additionally, MLV had been involved in certain initial discussions relating to the Merger for which they did not receive a fee.

NOTE 10 – SHAREHOLDERS’ EQUITY

May 2014 Private Placement - Series A 8% Convertible Preferred Stock

On June 23, 2016, in connection with the consummation of Merger, each share of Series A Preferred Stock converted into Common Stock at a reduced conversion price of $5.00 a share, resulting in the issuance of an aggregate of 1,500,000 shares of Common Stock. In exchange for the reduction in conversion price from $24.10 per share to $5.00 per share, all accrued but unpaid dividends were forfeited.

Conditionally Redeemable 6% Preferred Stock

In August 2014, the Company designated 2,000 shares of its authorized preferred stock as Conditionally Redeemable 6% Preferred Stock, or the Redeemable Preferred. All 2,000 shares of Redeemable Preferred were issued in September 2014, pursuant to the Settlement Agreement with Hexagon. The Redeemable Preferred has the same par value and stated value characteristics as the Series A Preferred Stock, yet the Conditionally Redeemable 6% Preferred Stock is not convertible into Common Stock or any other securities of the Company. Except as otherwise required by law, holders of the Redeemable Preferred shall not be entitled to voting rights.

The Redeemable Preferred Stock bears a 6% dividend per annum, payable quarterly, and is redeemable at face value (plus any accrued and unpaid dividends) at any time at the Company’s option, or at the Holders option upon the Company’s achievement of certain production and reserves thresholds. These thresholds include, the Company’s annualized gross production average for 90 consecutive days at 2,500 BOE per day or higher or the Company’s PV-10 value of its producing developed properties filed with the Securities and Exchange Commission exceeds $50 million. As of September 30, 2016, the Company has accrued a cumulative dividend of $210,000. The total outstanding Redeemable Preferred was fair valued at approximately $1.82 million at September 30, 2016.

Series B 6% Convertible Preferred Stock

On June 15, 2016, the Company entered into a purchase agreement for the private placement of 20,000 shares of its Series B Preferred Stock, along with detachable warrants to purchase up to 9,090,909 shares of Common Stock, at an exercise price of $2.50 per share, for aggregate gross proceeds of $20 million.

Each share of Series B Preferred Stock is convertible, at the option of the holder, subject to adjustment under certain circumstances into shares of Common Stock of the Company at a conversion price of $2.50. Except as otherwise required by law, holders of the Series B Preferred Stock shall not be entitled to voting rights. The Series B Preferred Stock is convertible at any time, subject to certain conditions, at the option of the holders, or at the Company’s discretion when the Company’s Common Stock trades above $10.00 (subject to any reverse or forward stock splits and the like) for ten consecutive days. In addition, the Company has the right to redeem the shares of Series B Preferred Stock, along with any accrued and unpaid dividends, at any time, subject to certain conditions as set forth in the Certificate of Designation. The holders of the Series B Preferred Stock are entitled to receive a dividend payable (subject to certain conditions as set forth in the Certificate of Designation), in cash or shares of Common Stock of the Company, at the election of the Company, at a rate of 6% per annum.

The Series B Preferred Stock is classified as equity based on the following criteria: i) the redemption of the instrument at the control of the Company; ii) the instrument is convertible into a fixed amount of shares at a conversion price of $1.10; iii) the instrument is closely related to the underlying Company’s Common Stock; iv) the conversion option is indexed to the Company’s stock; v) the conversion option cannot be settled in cash and only can be redeemed at the discretion of the Company; vi) and the Series B Preferred Stock is not considered convertible debt.

In connection with the issuance of the Series B Preferred Stock, the Company also issued a warrant for 50% of the amount of shares of Common Stock into which the Series B Preferred Stock is convertible.

Shares of the Series B Preferred Stock and related warrants were valued using the relative fair value method. The Company determined the transaction created a beneficial conversion feature of $7.9 million, which was expensed immediately and was calculated by taking the net proceeds of approximately $15.2 million and valuing the warrants as of June 23, 2016, utilizing a Black Scholes option pricing model. The inputs for the pricing model are: $1.20 market price per share; exercise price of $2.50 per share; contractual life of 2 years; volatility of 238%; and risk free rate of 0.78%.

Warrants

Below is a summary of warrant activity for the three months ended September 30, 2016:

	Warrants	Weighted- Average Exercise Price
Outstanding at January 1, 2016	2,478,316	$14.80
Warrants issued with Series B Preferred Stock	6,250,015	1.73
Warrants issued with Series B Preferred Stock, adjusted for Credit and Guarantee agreement	2,840,912	.01
Warrants issued for with Series B Preferred Stock fees	1,272,727	1.30
Warrants issued with Convertible Notes	1,145,238	2.47
Warrants to amend Convertible Notes	1,648,267	2.50
Warrant issued to SOS Ventures	200,000	25.00
Exercised, forfeited or expired	(460,989)	(34.74)
Outstanding at September 30, 2016	15,374,486	$3.35

The aggregate intrinsic value associated with outstanding warrants was $25.4 million using a Common Stock closing price of $3.47 at September 30, 2016. The weighted average remaining contract life as of September 30, 2016 was 1.89 years.

During the nine months ended September 30, 2016, the Company issued approximately 13.16 million warrants to purchase shares of Common Stock to Purchasers of the Convertible Notes, Purchasers of Series B Preferred Stock and placement agent fees in connection with the Series B Preferred Stock Offering. The Company also issued a warrant to purchase 200,000 shares of Common Stock to Brushy's subordinated lender in exchange for extinguishment of certain debt owed by Brushy. The warrants issued in connection with the Series B Preferred Stock Offering were valued using the following variables: (i) approximately 9.09 million warrants; (ii) stock price of $1.30; (iii) exercise price of $2.50; (iv) contractual life of 2 years; (v) volatility of 238%; (vi) risk free rate of 0.78% for a total value of approximately $9.4 million. This amount was used to calculate the deemed dividend described in Note 10 - Stockholders' Equity. The warrants issued to the placement agents in connection with the Series B Preferred Stock Offering were valued using the following variables: (i) approximately 1.27 million warrants; (ii) stock price of $1.20; (iii) exercise price of $1.2; (iv) contractual life of 3 years; (v) volatility of 238%; (vi) risk free rate of 0.92% for a total value of approximately $1.59 million. This amount was recorded as an adjustment to the offering proceeds and an offset to additional paid in capital. As of September 30, 2016, there was no unearned compensation related to warrants issued as of that date. The 1.65 million warrants issued to induce the convertible note holders to amend their agreement were valued using the following variables: (i) stock price of $1.12; (ii) exercise price of $2.5; (iii) contractual life of 3 years; (iv) volatility of 203%; (v) risk free rate of 0.76% for a total value of approximately $1.63 million. This amount was recorded as an inducement expense and an offset to additional paid in capital.

In connection with the May Financing, in exchange for additional consideration in the form of participation in the May Convertible Notes offering, certain Purchasers received amended and restated warrants to purchase approximately 620,000 shares of Common Stock, which reduced the exercise price of the warrants issued to these Purchasers in each of the prior two Convertible Notes issuances from $2.50 to $0.10, 80,000 of which were subsequently exercised. Additionally, during the three months ended June 30, 2016, in exchange for several offers to immediately exercise a portion of each investor’s outstanding warrants issued between 2013 and 2014, the Company reduced the exercise price on warrants to purchase a total of 416,454 shares of Common Stock ranging from $42.50 to $25.00 per share to $0.10 per share, of which a total of 315,990 were subsequently exercised, resulting in the issuance of an aggregate amount of 300,706 shares of Common Stock due to certain cashless exercises. The Company accounted for the reduction in the exercise price as an inducement expense and recognized $1.72 million in other income (expense).

Additionally, in connection with the Credit and Guarantee Agreement, as partial consideration to the Lenders, the Company also amended certain warrants issued in the Series B private placement held by the Lenders to purchase up to an aggregate amount of approximately 3.5 million shares of Common Stock to date, such that the exercise price per share was lowered from $2.50 to $0.01 on such warrants. The number of warrants amended for each Lender was based on the amount of each Lender’s respective participation in the initial Term Loan relative to the amount invested in the Series B private placement. All of the amended warrants are immediately exercisable from the original issuance date, for a period of two years, subject to certain conditions. For a more detailed description of the terms of the Credit and Guarantee Agreement and the warrant reprice see “Note 7—Loan Agreements—Credit and Guarantee Agreement.”

NOTE 11 – SHARE BASED AND OTHER COMPENSATION

Share-Based Compensation

On April 20, 2016, the Company’s Board and the Compensation Committee of the Board approved the Company’s 2016 Omnibus Incentive Plan (the “2016 Plan”). As of September 30, 2016, the number of shares of Common Stock authorized for issuance under the 2016 Plan was 5.0 million. On November 3, 2016, the Company’s stockholders voted to increase number of shares of Common Stock authorized for issuance under the 2016 Plan to 10.0 million.

During the nine months ended September 30, 2016, the Company granted 120,000 shares of restricted Common Stock to certain non-employee directors in connection with each of their appointment anniversaries pursuant to each director's non-employee director award agreement and 85,000 shares of restricted Common Stock as Board fees for the quarter ended December 31, 2015, paid in stock in lieu of cash. During the nine months ended September 30, 2016, the Company also issued (i) 10,000 restricted stock units and options to purchase 45,000 shares of Common Stock under the 2016 Plan to a newly appointed director pursuant to his non-employee director award and 32,052 shares of restricted common stock as compensation for consulting services. Additionally, during the nine months ended September 30, 2016, the Company granted options to purchase a total of 3,215,000 shares of Common Stock to management and employees under the 2016 Plan.

During the nine months ended September 30, 2016, certain of the Company's employees, directors and consultants forfeited 26,483 restricted stock units and 335,000 options to purchase Common Stock previously granted in connection with various terminations and forfeitures.

As a result, as of September 30, 2016, the Company had 159,583 restricted stock units, and 3,488,333 options to purchase shares of Common Stock outstanding to employees and directors. Options issued to employees vest in equal installments over specified time periods during the service period or upon achievement of certain performance based operating thresholds.

The Company requires that employees and directors pay the tax on equity grants in order to issue the shares and there is currently no cashless exercise option. As of September 30, 2016, 128,750 restricted stock units have been granted, but have not been issued.

Compensation Costs

	Three Months Ended September 30, 2016**			Three Months Ended As of September 30, 2015
	Stock Options	Restricted Stock	Total	Stock Options	Restricted Stock	Total
Stock-based compensation expensed*	$558,000	$1,133,000	$1,691,000	$268,000	$142,000	$410,000

	Nine Months Ended September 30, 2016**			Nine Months Ended As of September 30, 2015
	Stock Options	Restricted Stock	Total	Stock Options	Restricted Stock	Total
Stock-based compensation expensed*	$2,289,000	$1,263,000	$3,552,000	$1,991,000	$1,058,000	$3,049,000

*	Only includes directors and employees for which the options vest over time instead of based upon performance criteria for which the performance criteria has not been met as of September 30, 2016 and 2015.
**	As of September 30, 2016, the Company has unamortized stock-based compensation costs for stock options of approximately $2.72 million and $1.4 million for restricted stock. The Company has a weighted average amortization period remaining for stock options of 1.74 years and 1.18 years for restricted stock.

Restricted Stock and Restricted Stock Units

A summary of restricted stock grant activity pursuant to the 2016 Plan for the nine months ended September 30, 2016 is presented below:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1, 2016	-	$-
Granted	1,687,552	1.54
Vested	(608,500)	(1.51)
Forfeited	-	-
Outstanding at September 30, 2016	1,079,052	$1.55

A summary of restricted stock unit grant activity pursuant to the 2012 Plan for the nine months ended September 30, 2016 is presented below:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1, 2016	186,900	$12.29
Granted	10,000	1.80
Vested and issued	(10,834)	(18.75)
Forfeited	(26,483)	(16.15)
Outstanding at September 30, 2016	159,583	$10.56

Stock Options

A summary of stock options activity for the nine months ended September 30, 2016 pursuant to the Company’s equity incentive plans is presented below:

			Stock Options Outstanding and Exercisable
	Number of Options	Weighted Average Exercise Price	Number of Options Vested/ Exercisable	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2016	608,333	$14.60
Granted	3,215,000	1.35
Exercised	-	-
Forfeited or cancelled	(335,000)	(10.18)
Outstanding at September 30, 2016	3,488,333	$2.69	1,325,000	9.36

The aggregate intrinsic value associated with outstanding options was $6.8 million using a Common Stock closing price of $3.47 at September 30, 2016. On June 24, 2016, the Company granted options to purchase a total of 3,125,000 shares of Common Stock to management and employees, of which one-third vested immediately and balance will vest evenly over two years valued using the following variables: (i) stock price of $1.34; (ii) exercise price of $1.34; (iii) expected life of 5 years; (iv) volatility of 197%; (v) risk free rate of 1.08% for a total value of approximately $4.08 million of which approximately $1.39 million was expensed immediately and the remaining balance will be expensed over the vesting period. On January 13, 2016, the Company granted 45,000 stock options to a non-employee director, which 20,000 stock options vest immediately and 25,000 stock options vest in equal installments over three years and were valued using the following variables: (i) stock price of $1.80; (ii) exercise price of $1.80; (iii) expected life of 7 years; (iv) volatility of 192.13%; (v) risk free rate of 1.85% for a total value of approximately $36,000 which the amount is amortized over the vesting period. On July 7, 2016, the Company granted 45,000 stock options to a non-employee director, of which 20,000 stock options vest immediately and 25,000 stock options vest in equal installments over three years. These stock options were valued using the following variables: (i) stock price of $1.80; (ii) exercise price of $1.80; (iii) expected life of 7 years; (iv) volatility of 197.84%; (v) risk free rate of 1.85% for a total value of approximately $66,000 which the amount is amortized over the vesting period.

Subsequent to September 30, 2016, the Company issued 90,000 shares of Common Stock to consultants pursuant to the 2016 Plan.

NOTE 12 – SUBSEQUENT EVENTS

On October 12, 2016, the Company completed the acquisition of certain oil and gas properties located in Winkler County, Texas for a purchase price of $3 million. The properties consist of 500 net acres in the Delaware Basin and a 78% working interest in a producing vertical well. As a result, as of November 14, 2016, the Company is producing approximately 570 BOE a day from 36 economically producing wells.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2015, as well as the unaudited condensed financial statements and notes thereto included in this Quarterly Report on Form 10-Q. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under Item “1A. Risk Factors ” in our Annual Report on Form 10-K for the year ended December 31, 2015.

General

We are an upstream independent oil and gas company engaged in the acquisition, drilling and production of oil and natural gas properties and prospects.

On June 23, 2016, we completed the merger transaction contemplated by the Agreement and Plan of Merger dated as of December 29, 2015, as amended (the “Merger Agreement”) by and among us, Brushy Resources, Inc., a Delaware corporation (“Brushy”) and Lilis Merger Sub, Inc., a Delaware corporation, a wholly-owned subsidiary of ours (“Merger Sub”). Pursuant to the terms of the Merger Agreement, at the effective time (the “Effective Time”), Merger Sub merged with and into Brushy (the “Merger”), with Brushy continuing as the surviving corporation and becoming a wholly-owned subsidiary of ours.

Additionally, in connection with the Merger on June 23, 2016, we effected a 1-for-10 reverse stock split (the “Reverse Split”). As a result of the Reverse Split, every ten shares of issued and outstanding Common Stock were automatically converted into one newly issued and outstanding share of Common Stock, without any change in the par value per share. However, the number of authorized shares of Common Stock remained unchanged.

Prior to our Merger with Brushy, our operating activities were focused only on the DJ Basin in Colorado, Wyoming and Nebraska, where we have acquired and developed a producing base of oil and natural gas proved reserves, as well as a portfolio of exploration and other undeveloped assets with conventional and non-conventional reservoir opportunities, with an emphasis on those with multiple producing horizons, in particular the Muddy “J” conventional reservoirs and the Niobrara shale and Codell resource plays. As of September 30, 2016, we owned interests in 16 economically producing wells and approximately 7,600 net leasehold acres in the DJ Basin. As a result of the completion of the Merger, our operating activities are additionally focused on the Permian Basin, with operations in the Delaware Basin in Texas and New Mexico where as of September 30, 2016, we owned interests in 20 economically producing wells and approximately 4,000 leasehold acres. Additionally, on October 12, 2016, we acquired certain oil and gas properties located in Winkler County, Texas, consisting of 500 net acres in the Delaware Basin and a 78% working interest in a producing vertical well. As a result, as of November 14, 2016, we are producing approximately 570 BOE a day from 36 economically producing wells.

Our acquisition, development and exploration pursuits are principally directed at oil and natural gas properties in North America.

We generate the vast majority of our revenues from the sale of oil for our producing wells. The prices of oil and natural gas are critical factors to our success. The volatility in the prices of oil and natural gas could be detrimental to our results of operations. Our business requires substantial capital to acquire producing properties and develop our non-producing properties. As the price of oil declines causing our revenues to decrease, we generate less cash to acquire new properties or develop our existing properties and the price decline may also make it more difficult for us to obtain any debt or equity financing to supplement our cash on hand.

The results of operations of Brushy are included with those of ours from June 23, 2016 through September 30, 2016. However, any discussion and analysis below with respect to Brushy’s impact on our results of operations and financial condition is very limited, as the Merger with Brushy was recently completed on June 23, 2016 and this section generally covers information for prior periods. Additionally, all discussion related to historical representations of Common Stock unless otherwise noted, give retroactive effect to the Reverse Split for all periods presented.

Our financial statements for the three and nine months ended September 30, 2016 have been prepared on a going concern basis. We have reported net operating losses during the three and nine months ended September 30, 2016 and for the past five years. This history of operating losses, along with the recent decrease in commodity prices, may adversely affect our ability to access the capital we need to continue operations on terms acceptable to us when such capital is needed. However, due to (i) the completion of the Merger, (ii) the conversion of our Convertible Notes, Debentures and Series A Preferred Stock in full, (iii) the completion of the Series B Preferred Stock Offering, (iv) our entry into the Credit and Guarantee Agreement and the resulting pay off of Independent Bank, and (v) the acquisition of additional producing wells and properties since the quarter end, as of November 14, 2016, our cash balance was approximately $17.1 million.  As such, we believe that we have sufficient capital to fund our current operations over, at least, 12 months from the date of filing of this report and therefore, that we have mitigated substantial doubt about our ability to continue as a going concern. Still, our ability to continue as a going concern is dependent upon our ability to successfully accomplish our business plan, successfully integrate the Merger, continue to secure other sources of financing and attain continuously profitable operations. We continue to pursue additional sources of financing but there can be no assurance that such financing will be completed on terms favorable to us, if at all.

Results of Operations

The following table compares operating data for the three months ended September 30, 2016 to September 30, 2015:

	Three Months Ended
	September 30,
	2016	2015
Revenue:
Oil sales	$876,745	$52,395
Gas sales	280,779	4,512
Operating fees	66,105	4,560
Total revenue	1,223,629	61,467

Costs and expenses:
Production costs	612,903	39,073
Production taxes	61,155	16,515
General and administrative	4,648,331	1,712,481
Depreciation, depletion, accretion and amortization	600,506	56,232
Impairment of evaluated oil and gas properties	-	18,471,993
Total costs and expenses	5,922,895	20,296,294

Loss from operations	(4,699,266)	(20,234,827)

Other income (expenses):
Other (expense) income	51,402	-
Gain on modification of convertible debentures	602,490	-
Inducement expense	(3,179,771)	-
Change in fair value of convertible debentures conversion derivative liability	-	876,348
Change in fair value of warrant liability	(438,150)	352,450
Change in fair value of conditionally redeemable 6% preferred stock	133,532	7,958
Interest expense	(616,878)	(437,114)
Total other income (expenses)	(3,447,375)	799,642

Net loss	$(8,146,641)	$(19,435,185)

Total revenue

Total revenue was approximately $1.22 million ($861,000 from Brushy) for the three months ended September 30, 2016, compared to approximately $61,000 for the three months ended September 30, 2015, representing an increase of approximately $1.16 million or 1,891%. The increase in revenue was primarily attributable to completion of the Merger.

This increase has been off-set by the 26% decrease in realized price per BOE from $37.34 for the three months ended September 30, 2015 to $27.71 for the three months ended September 30, 2016. During the three months ended September 30, 2016 and 2015, oil and gas production amounts were 41,777 and 1,524 BOE, respectively, representing an increase of 40,253 BOE, or 2,641%. The increase in oil and gas production amounts was primarily attributable to completion of the Merger.

The following table shows a comparison of production volumes and average prices:

	For the Three Months Ended September 30,
	2016	2015
Product
Oil (Bbl.)	21,892	1,322
Oil (Bbls)-average price (1)	$40.05	$39.63

Natural Gas (MCF)-volume	119,313	1,213
Natural Gas (MCF)-average price (2)	$2.35	$3.72

Barrels of oil equivalent (BOE)	41,777	1,524
Average daily net production (BOE)	459	17
Average Price per BOE (1)	$27.71	$37.34

(1) Does not include the realized price effects of hedges
(2) Includes proceeds from the sale of NGL's

Oil and gas production costs, production taxes, depreciation, depletion, and amortization

Average Price per BOE (1)	$27.71	$37.34

Production costs per BOE	$14.67	$25.64
Production taxes per BOE	$1.46	$10.84
Depreciation, depletion, and amortization per BOE	$14.37	$36.89
Total operating costs per BOE	$30.50	$73.37

Gross margin per BOE	$(2.79)	$(36.03)

Gross margin percentage	(10%)	(96%)

Production Costs

Production costs were approximately $613,000 for the three months ended September 30, 2016, compared to approximately $39,000 for the three months ended September 30, 2015, an increase of approximately $574,000, or 1,472%. The increase was primarily due to the addition of production associated with the Merger. Production costs per BOE decreased to $14.67 for the three months ended September 30, 2016 from $25.64 during the three months ended September 30, 2015, a decrease of $10.97 per BOE, or 43%. Production costs declined on a per BOE basis due to the lower costs per BOE associated with operating in the Permian Basin.

Production Taxes

Production taxes were approximately $61,000 for the three months ended September 30, 2016, compared to approximately $17,000 for the for the three months ended September 30, 2015, an increase of approximately $44,000 or 259%.  Currently, ad valorem, severance and conservation taxes range from 1% to 13% based on the state and county from which production is derived.  Production taxes per BOE decreased to $1.46 during the three months ended September 30, 2016 from $10.84 during the three months ended September 30, 2015, a decrease of $9.38 or 87%. The decrease is primarily attributable to the lower tax rate associated with the Brushy assets.

General and Administrative Expenses

General and administrative expenses were approximately $4.65 million during the three months ended September 30, 2016, compared to approximately $1.71 million during the three months ended September 30, 2015, an increase of approximately $2.94 million, or 172%.  This increase is primarily related to the additional general and administrative cost associated with the Merger along with the non-cash equity costs described below. Included in general and administrative expenses for the three months ended September 30, 2016, were approximately $1.69 million of stock-based compensation expense compared to approximately $925,000 of stock-based compensation expenses during the three months ended September 30, 2015. The increase in stock-based compensation expense is primarily related to the equity based awards granted to certain employees and directors in connection with the Merger.

Depreciation, Depletion, and Amortization

Depreciation, depletion, and amortization was approximately $601,000 during the three months ended September 30, 2016, compared to approximately $56,000 during the three months ended September 30, 2015, an increase of approximately $545,000, or 973%. The increase in depreciation, depletion and amortization was primarily due to the addition of the Brushy assets with associated high production rates. During the three months ended September 30, 2016 and 2015, oil and gas production amounts were 41,777 and 1,524 BOE, respectively, representing an increase of 40,253 BOE, or 2,641%. Depreciation, depletion, and amortization per BOE decreased to $14.37 from $36,89, respectively, for the three months ended September 30, 2016 and 2015, representing a decrease of $22.52, or 61%. The decrease in rate per BOE is primarily due to the addition of reserves associated with the Brushy assets over total production.

Inducement expense

During the three months ended September 30, 2016, an inducement expense of approximately $3.2 million was incurred as a result of debt and equity restructuring in connection with the Merger. There was no inducement expense during the nine months ended September 30, 2015.

Impairment of Evaluated Oil and Gas Properties

Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the sum of the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves and the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are not subject to amortization. Should capitalized costs exceed this ceiling, an impairment expense is recognized.

During the three months ended September 30, 2016, no impairment was recorded. During the three months ended September 30, 2015, we incurred impairment on our oil and gas properties of approximately $18.47 million.

Interest Expense

For the three months ended September 30, 2016 and 2015, we incurred interest expense of approximately $617,000 and $347,000, respectively, an increase of approximately 41% resulting from the cost attributable to the Convertible Notes. Non-cash interest of approximately $462,000 and $437,000, respectively, an increase of approximately 6% were comprised of amortization of the deferred financing costs and accretion of the Company’s debt instruments.

Change in warrant liability

The warrants issued to both Bristol Capital, LLC (“Bristol”) and Heartland have an anti-dilution feature that will automatically reduce the exercise price if the Company enters into another consulting agreement (in the case of Bristol) or any agreement (in the case of Heartland) pursuant to which warrants are issued at a lower exercise price than $25.00 per share.

Pursuant to the Merger Agreement and as a condition to the Fourth Amendment (defined below), the Company was required to make a cash payment of $500,000, issue the SOS Note and the SOS Warrant (each as defined below). The SOS Warrant contains a price protection feature that will automatically reduce the exercise price if the Company enters into another agreement pursuant to which warrants are issued with a lower exercise price after June 23, 2016.

On June 23, 2016, the Company evaluated the SOS Warrant using the following variables: (i) 200,000 warrants issued; (ii) stock price of $25.00; (iii) contractual life of 2.0 years; (iv) volatility of 150%; (vi) risk free rate of 0.6% for a total value of approximately $164,000. This initial value was recorded as additional Merger consideration.

The aggregate changes in fair value of this warrant provision was approximately $438,000 and $(352,000) for the three months ended September 30, 2016 and 2015, respectively.

Change in Derivative Liability of Debentures

During the quarter ended September 30, 2016, the remaining amount of the Debentures was converted into equity, which eliminated all derivative liability associated therewith. For the three months ended September 30, 2015, we incurred a change in the fair value of the derivative liability related to the Debentures of approximately $876,000 before the liability was converted to equity.

Change in Derivative Liability of Conditionally Redeemable 6% Preferred Stock

In August 2014, the Company designated 2,000 shares of its authorized preferred stock as Conditionally Redeemable 6% Preferred Stock, or the Redeemable Preferred. All 2,000 shares of Redeemable Preferred were issued in September 2014, pursuant to the Settlement Agreement with Hexagon. The Redeemable Preferred has the same par value and stated value characteristics as the Series A 8% Preferred Stock (the “Series A Preferred Stock”), yet the Conditionally Redeemable 6% Preferred Stock is not convertible into Common Stock or any other securities of the Company. Except as otherwise required by law, holders of the Redeemable Preferred shall not be entitled to voting rights.

The Redeemable Preferred Stock bears a 6% dividend per annum, payable quarterly, and is redeemable at face value (plus any accrued and unpaid dividends) at any time at the Company’s option, or at the Holders option upon the Company’s achievement of certain production and reserves thresholds. These thresholds include, the Company’s annualized gross production average for 90 consecutive days at 2,500 BOE per day or higher or the Company’s PV-10 value of its producing developed properties filed with the Securities and Exchange Commission exceeds $50 million. As of September 30, 2016, the Company has accrued a cumulative dividend of approximately $210,000. The total outstanding Redeemable Preferred was fair valued at approximately $1.82 million at September 30, 2016.

For the three months ended September 30, 2016 and 2015, we incurred a change in the fair value of the derivative liability related to the Redeemable Preferred of approximately $(134,000) and $(8,000), respectively.

The following table compares operating data for the nine months ended September 30, 2016 to September 30, 2015:

	Nine Months Ended
	September 30,
	2016	2015
Revenue:
Oil sales	$1,655,480	$275,873
Gas sales	524,232	55,391
Operating fees	75,731	20,280
Total revenue	2,255,443	351,544

Costs and expenses:
Production costs	978,295	126,289
Production taxes	115,371	31,734
General and administrative	9,816,975	7,116,572
Depreciation, depletion, accretion and amortization	1,162,336	490,881
Impairment of evaluated oil and gas properties	-	24,438,902
Total costs and expenses	12,072,977	32,204,378

Loss from operations	(9,817,534)	(31,852,834)

Other income (expenses):
Other (expense) income	296,758	794
Gain on modification of convertible debentures	602,490	-
Inducement expense	(8,306,675)	-
Change in fair value of convertible debentures conversion derivative liability	(37,084)	602,451
Change in fair value of warrant liability	(498,310)	86,238
Change in fair value of conditionally redeemable 6% preferred stock	(644,379)	128,149
Interest expense	(4,219,541)	(1,212,248)
Total other income (expenses)	(12,806,741)	(394,616)

Net loss	$(22,624,275)	$(32,787,450)

Total revenue

Total revenue was approximately $2.26 million ($931,000 for Brushy) for the nine months ended September 30, 2016, compared to approximately $352,000 for the nine months ended September 30, 2015, representing an increase of approximately $1.91 million, or 542%. The increase in revenue was primarily attributable to us regaining compliance with the JOAs (defined below) and having the ability to recognize the revenue attributable to the Noble Wells in the second quarter of 2016 and the completion of the Merger.

This increase has been off-set by the 29% decrease in realized price per BOE from $37.61 for the nine months ended September 30, 2015 to $26.74 for the nine months ended September 30, 2016. During the nine months ended September 30, 2016 and 2015, oil and gas production amounts were 81,525 and 8,808 BOE, respectively, representing an increase of 72,717 BOE, or 826%. The increase in oil and gas production amounts was primarily attributable to the addition of production associated the Noble Wells beginning in the second quarter of 2016 and the completion of the Merger.

The following table shows a comparison of production volumes and average prices:

	For the Nine Months Ended September 30,
	2016		2015
Product
Oil (Bbl.)	44,711		6,132
Oil (Bbls)-average price (1)	$37.03		$44.99

Natural Gas (MCF)-volume	220,888		16,054
Natural Gas (MCF)-average price (2)	$2.37		$3.45

Barrels of oil equivalent (BOE)	81,525		8,808
Average daily net production (BOE)	299		32
Average Price per BOE (1)	$26.74		$37.61

(1) Does not include the realized price effects of hedges
(2) Includes proceeds from the sale of NGL's

Oil and gas production costs, production taxes, depreciation, depletion, and amortization

Average Price per BOE (1)	$26.74		$37.61

Production costs per BOE	$12.00		$14.34
Production taxes per BOE	$1.42		$3.60
Depreciation, depletion, and amortization per BOE	$14.26		$55.73
Total operating costs per BOE	$27.67		$73.67

Gross margin per BOE	$(0.93)		$(36.06)

Gross margin percentage	(3%	)	(96%	)

Production Costs

Production costs were approximately $978,000 for the nine months ended September 30, 2016, compared to approximately $126,000 for the nine months ended September 30, 2015, an increase of approximately $852,000, or 676%. The increase in production costs was primarily due to the revenue attributable to the Noble Wells in the second quarter of 2016 along with a full quarter of production from our Permian assets associated with the Merger. Production costs per BOE decreased to $12.00 for the nine months ended September 30, 2016 from $14.34 in the nine months ended September 30, 2015, a decrease of $2.34 per BOE, or 16%. Production costs declined on a per BOE basis due to the lower costs per BOE associated with operating in the Permian Basin.

Production Taxes

Production taxes were approximately $115,000 for the nine months ended September 30, 2016, compared to approximately $32,000 for the for the nine months ended September 30, 2015, an increase of approximately $83,000 or 259%.  Currently, ad valorem, severance and conservation taxes range from 1% to 13% based on the state and county from which production is derived.  Production taxes per BOE decreased to $1.42 during the nine months ended September 30, 2016 from $3.60 during the nine months ended September 30, 2015, a decrease of $2.18 or 61%. The decrease is primarily attributable to the lower tax rate associated with the Brushy assets.

General and Administrative Expenses

General and administrative expenses were approximately $9.8 million during the nine months ended September 30, 2016, compared to approximately $7.1 million during the three months ended June 30, 2015, an increase of approximately $2.7 million, or 38%.  This increase is primarily related to the additional general and administrative cost from combining two companies. Included in general and administrative expenses for the nine months ended September 30, 2016, was approximately $3.55 million of stock-based compensation expense compared to approximately $3.05 million of stock-based compensation expense during the nine months ended September 30, 2015, an increase of approximately $500,000 or 16%. The increase in stock-based compensation expense is primarily related to equity based awards granted to certain employees and directors in connection with the Merger.

Depreciation, Depletion, and Amortization

Depreciation, depletion, and amortization was approximately $1.16 million during the nine months ended September 30, 2016, compared to approximately $491,000 during the nine months ended September 30, 2015, an increase of approximately $669,000, or 136%. The increase in depreciation, depletion and amortization was primarily due to the addition of in the Noble Wells in the second quarter of 2016 and the completion of the Merger. During the nine months ended September 30, 2016 and 2015, oil and gas production amounts were 81,525 and 8,808 BOE, respectively, representing an increase of 72,717 BOE, or 826%. Depreciation, depletion, and amortization per BOE decreased to $14.26 from $55.73, respectively, for the nine months ended September 30, 2016 and 2015, representing a decrease of $41.47, or 74%. The decrease in rate per BOE is primarily due to the addition of reserves associated with the Brushy assets over total production.

Inducement expense

During the nine months ended September 30, 2016 inducement expense of approximately $8.3 million was incurred as a result of debt and equity restructuring in connection with the Merger. There was no inducement expense in the nine months ended September 30, 2015.

Impairment of Evaluated Oil and Gas Properties

Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the sum of the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves and the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are not subject to amortization. Should capitalized costs exceed this ceiling, an impairment expense is recognized.

During the nine months ended September 30, 2016, no impairment was recorded. During the nine months ended September 30, 2015, we incurred impairment on our oil and gas properties of approximately $24.44 million.

Interest Expense

For the nine months ended September 30, 2016 and 2015, we incurred interest expense of approximately $4.22 million and $1.2 million, respectively. Non-cash interest of approximately $3.88 million and $944,000, respectively, representing an increase of approximately 256% were comprised of deferred financing costs, accretion of the Debentures payable, Convertible Note discounts and interest on non-converted Convertible Notes.

Change in warrant liability

The warrants issued to both Bristol, Heartland and SOS have an anti-dilution feature that will automatically reduce the exercise price if the Company enters into another consulting agreement (in the case of Bristol) or any agreement (in the case of Heartland and SOS) pursuant to which warrants are issued at a lower exercise price than $25.00 per share. The aggregate changes in fair value of this warrant provision was $498,000 and $(86,000) for the nine months ended September 30, 2016 and 2015, respectively.

Change in Derivative Liability of Debentures

During the quarter ended June 30, 2016, the remaining amount of the Debentures was converted into equity, which eliminated all derivative liability associated therewith. For the nine months ended September 30, 2016 and 2015, we incurred a change in the fair value of the derivative liability related to the Debentures of approximately $37,000 and $(602,000) respectively before the liability was converted to equity.

Change in Derivative Liability of Conditionally Redeemable 6% Preferred Stock

In August 2014, the Company designated 2,000 shares of its authorized preferred stock as Conditionally Redeemable 6% Preferred Stock, or the Redeemable Preferred. All 2,000 shares of Redeemable Preferred were issued in September 2014, pursuant to the Settlement Agreement with Hexagon. The Redeemable Preferred has the same par value and stated value characteristics as the Series A Preferred Stock, yet the Conditionally Redeemable 6% Preferred Stock is not convertible into Common Stock or any other securities of the Company. Except as otherwise required by law, holders of the Redeemable Preferred shall not be entitled to voting rights.

The Redeemable Preferred Stock bears a 6% dividend per annum, payable quarterly, and is redeemable at face value (plus any accrued and unpaid dividends) at any time at the Company’s option, or at the Holders option upon the Company’s achievement of certain production and reserves thresholds. These thresholds include, the Company’s annualized gross production average for 90 consecutive days at 2,500 BOE per day or higher or the Company’s PV-10 value of its producing developed properties filed with the Securities and Exchange Commission exceeds $50 million. As of September 30, 2016, the Company has accrued a cumulative dividend of approximately $210,000. The total outstanding Redeemable Preferred was fair valued at approximately $1.82 million at September 30, 2016.

For the nine months ended September 30, 2016 and 2015, we incurred a change in the fair value of the derivative liability related to the Redeemable Preferred of approximately $644,000 and $(128,000), respectively.

Liquidity and Capital Resources

Our financial statements for the three and nine months ended September 30, 2016 have been prepared on a going concern basis. We have reported net operating losses during the three and nine months ended September 30, 2016 and for the past five years. This history of operating losses, along with the recent decrease in commodity prices, may adversely affect our ability to access the capital we need to continue operations on terms acceptable to us when such capital is needed. However, due to (i) the completion of the Merger, (ii) the conversion of our Convertible Notes, Debentures and Series A Preferred Stock in full, (iii) the completion of the Series B Preferred Stock Offering, (iv) our entry into the Credit and Guarantee Agreement and the resulting pay off of Independent Bank, and (v) the acquisition of additional producing wells and properties since the quarter end, as of November 14, 2016, our cash balance was approximately $17.1 million.  As such, we believe that we have sufficient capital to fund our current operations over, at least, 12 months from the date of filing of this report and therefore, that we have mitigated substantial doubt about our ability to continue as a going concern. Still, our ability to continue as a going concern is dependent upon our ability to successfully accomplish our business plan, successfully integrate the Merger, continue to secure other sources of financing and attain continuously profitable operations. We continue to pursue additional sources of financing but there can be no assurance that such financing will be completed on terms favorable to us, if at all.

Information about our financial position as of September 30, 2016 compared to December 31, 2015 is presented in the following table (in thousands):

	September 30,	December 31,
	2016	2015

Financial Position Summary
Cash and cash equivalents	$20,989	$110
Working capital (deficit)	$13,896	$(15,475)

Credit Facility/Term Loan	$23,286	$2,492
Stockholders’ equity (deficiency)	$17,115	$(14,344)

As of November 14, 2016, the Company's cash balance was approximately 17.1 million. The Company has historically financed its operations through the sale of debt and equity securities and borrowings under credit facilities with financial institutions.

Merger with Brushy

We paid deposits and operating expenses of Brushy toward completion of the Merger of approximately $2.5 million, which is recorded as additional consideration.

In connection with the closing of the Merger, the Company entered into the following financing transactions:

Series A Preferred Stock Conversion

On June 23, 2016, after receiving the requisite stockholder approval and upon consummation of the Merger, each outstanding share of our Series A Preferred Stock automatically converted into Common Stock at a conversion price of $5.00 resulting in the issuance of 1,500,000 shares of Common Stock. In exchange for the reduction in conversion price, all accrued but unpaid dividends were forfeited.

Series B 6% Preferred Stock

On June 15, 2016, we entered into a securities purchase agreement for gross proceeds of $20 million in the private placement of 20,000 shares of our Series B 6% Convertible Preferred Stock (the "Series B Preferred Stock") with a conversion price of $1.10 and warrants to purchase up to 9,090,909 shares of Common Stock at an exercise price of $2.50, exercisable immediately for a period of two years, subject to certain circumstances. At June 30, 2016, proceeds of approximately $2.1 million were still outstanding and were recorded as a subscription receivable as a reduction to the Series B Preferred proceeds. Subsequent to June 30, 2016, the Company received an additional $1.65 million in proceeds with the additional $450,000 committed still outstanding but expected to be funded in full during the third quarter. For a more detailed description of the terms of the Series B Preferred Stock see Note 9-Shareholders Equity.

In connection with the Series B Preferred Stock Offering, we also paid a cash fee of $500,000 and $900,000 to T.R. Winston & Company, LLC ("TRW") and KES 7 Capital Inc. ("KES 7"), respectively, who acted as co-placement agents and TRW as administrative agent. Each of TRW and KES 7 also received fee warrants to purchase up to 452,724 and 820,000 shares of Common Stock, respectively, at an exercise price of $1.30, exercisable on or after September 17, 2016, for a period of two years. Of the cash fee paid to TRW, $150,000 was reinvested into the Series B Preferred Offering in exchange for 150 shares of Series B Preferred Stock and the related warrants to purchase 68,182 shares of Common Stock at an exercise price of $2.50.

Heartland Bank

On January 8, 2015, we entered into the Credit Agreement with Heartland Bank (the “Credit Agreement”), as administrative agent and the Lenders party thereto. The Credit Agreement provided for a three-year senior secured term loan in an initial aggregate principal amount of $3,000,000, or the Term Loan. On December 29, 2015, after a default on an interest payment and in connection with the Merger, we entered into the forbearance agreement with Heartland (the “Heartland Forbearance Agreement”). The Heartland Forbearance Agreement, restricted Heartland from exercising any of its remedies until April 30, 2016 which was subject to certain conditions, including a requirement for us to make a monthly interest payment to Heartland.

Following the First Amendment entered into on March 1, 2016, on May 4, 2016, as a result of a default on the required March 1, April 1 and May 1 interest payments pursuant to the Forbearance Agreement, we entered into a second amendment to the Heartland Forbearance Agreement (the “Second Amendment”). Pursuant to the Second Amendment, the limit on the amount of New Subordinated Debt we had been permitted to incur was eliminated and the Forbearance Expiration Date was extended to May 31, 2016. As consideration for the forgoing, we paid Heartland the overdue interest owed pursuant to the Term Loan and interest due through May 31, 2016 in the approximate amount of $87,000 and reimbursement of a portion of Heartland’s fees and expenses in an approximate amount of $53,000.

In connection with the consummation of the Merger, on June 22, 2016, we repaid the balance of our outstanding indebtedness with Heartland at a discount of $250,000, resulting in the elimination of $2.75 million in senior secured debt and the extinguishment of Heartland’s security interest in the assets of the Company.

Independent Bank and Promissory Note

On June 22, 2016, in connection with the completion of the Merger, we entered into an amendment with Brushy and its senior secured lender, Independent Bank (the “Lender”) to Brushy’s Forbearance Agreement with the Lender (the “Fourth Amendment”), which, among other things, provided for a pay-down of $6.0 million of the principal amount outstanding on the loan (the “Loan”), plus fees and other expenses incurred in connection with the Loan, in exchange for an extension of the maturity date through December 15, 2016, at an interest rate of 6.5%, payable monthly. Additionally, we agreed to (i) guaranty the approximately $5.4 million aggregate principal amount of the Loan, (ii) grant a lien in favor of the Lender on all of our real and personal property, (iii) restrict the incurrence of additional debt and (iv) maintain certain deposit accounts with various restrictions with the Lender.

As a condition of the Fourth Amendment and pursuant to the Merger Agreement, Brushy also completed the divestiture of certain of its assets in South Texas to its subordinated lender, SOS Ventures (“SOS”) in exchange for the extinguishment of $20.5 million of subordinated debt, a cash payment of $500,000, the issuance of the SOS Note, and the issuance of the SOS Warrant.

On July 25, 2016, we entered into a security and control agreement and related mortgages pursuant to which we granted Independent Bank a senior security interest in substantially all of our assets as additional security for repayment of the Loan, pursuant to the terms of the Fourth Amendment to the Forbearance Agreement.

On September 29, 2016, we repaid the Independent Bank debt in full, resulting in the extinguishment of Independent Bank’s security interest.

Convertible Notes

In a series of transactions from December 29, 2015 to May 6, 2016, we issued an aggregate of approximately $5.8 million Convertible Notes maturing on June 30, 2016 and April 1, 2017, at a conversion price of $5.00. In connection with the December 2015 and March 2016 transactions, we issued warrants to purchase an aggregate of approximately 1.7 million shares of Common Stock with an exercise price of $2.50 per share and in connection with the May 2016 transaction, we issued warrants to purchase an aggregate of approximately 625,000 shares of Common Stock with an exercise price of $0.10 per share. Subsequently, as an inducement to participate in the May Convertible Notes offering, warrants to purchase up to 620,000 shares of Common Stock issued between December 2015 and March 2016 were amended and restated to reduce the exercise price to $0.10. As such, we recorded in other income (expense) an inducement expense of $1.72 million. The proceeds of $5.8 million from these financing transactions were used to pay a $2.0 million refundable deposit in connection with the Merger, to fund certain operating expenses of Brushy in an aggregate amount of $508,000, to fund approximately $1.3 million of interest payments to Heartland and to fund approximately $2.0 million in working capital and accounts payables.

In connection with the closing of the Merger, on June 23, 2016, we entered into a Conversion Agreement with certain holders of Convertible Notes in an aggregate principal amount of approximately $4.0 million (the "Note Conversion Agreement"). The terms of the Note Conversion Agreement provided that the Convertible Notes were automatically converted into Common Stock upon the closing of the Merger. Pursuant to the terms of the Note Conversion Agreement, in exchange for immediate conversion upon closing, the conversion price of the Convertible Notes was reduced to $1.10, which resulted in the issuance of 3,636,366 shares of Common Stock. The modification of such conversion rate resulted in a $3.4 million inducement charge recorded in other expense. Holders of these Convertible Notes waived and forfeited approximately $198,000 rights to receive accrued but unpaid interest.

On August 3, we entered into the first amendment to the Convertible Notes with the remaining holders of approximately $1.8 million of Convertible Notes.  Pursuant to the first amendment: (i) the maturity date was changed to January 2, 2017, (ii) the conversion price was adjusted to $1.10 and (iii) the coupon rate was increased to 15% per annum. All accrued and unpaid interest on the Convertible Notes would have also been convertible in certain circumstances at the conversion price. Additionally, if the aggregate principal amount outstanding on the Convertible Notes was not either converted by the holder or repaid in full on or before the maturity date, we agreed to pay a 25% premium on the maturity date. We accounted for the reduction in the conversion price of remaining outstanding convertible notes as an inducement expense and recognized approximately $1.6 million in other income (expense). In exchange for the holders’ willingness to enter into the first amendment, we issued to the holders additional warrants to purchase up to approximately 1.65 million shares of Common Stock. The warrants issued were valued using the following variables: (i) stock price of $1.15; (ii) exercise price of $2.5; (iii) contractual life of 3 years; (iv) volatility of 203%; (v) risk free rate of 0.76% for a total value of approximately $1.63 million. This amount was recorded as an inducement expense and an offset to additional paid-in capital.

On September 29, 2016, in connection with our entry into the Credit and Guarantee Agreement the remaining holders of the Convertible Notes converted the outstanding principal amount of approximately $1.8 million and accrued and unpaid interest in an amount of approximately $138,000 into 1,772,456 shares of Common Stock.

Credit and Guarantee Agreement and Warrant Reprice

On September 29, 2016, we entered into a credit and guaranty agreement (the “Credit and Guarantee Agreement”) by and among us, Brushy, ImPetro Operating, LLC (“Operating”) and ImPetro Resources, LLC (“Resources”, and together with Brushy and Operating, the “Initial Guarantors”), and the lenders party thereto (each a “Lender” and together, the “Lenders”) and TRW acting as collateral agent.

The Credit and Guarantee Agreement provides for a three-year senior secured term loan with initial commitments of $31 million in aggregate principal amount, of which $25 million was collected as of September 30, 2016 and the additional $6 million was collected as of the date of this filing. The initial aggregate principal amount may be increased to a maximum principal amount of $50,000,000 at our request and with the consent of the Lenders holding loans in excess of 60% of the then outstanding loans pursuant to an accordion advance provision in the Credit and Guarantee Agreement (the “Term Loan”).

As discussed above, in connection with our entry into the Credit and Guarantee Agreement, on September 29, 2016, we used part of the proceeds of the Term Loan to repay the balance of Brushy’s outstanding indebtedness with Independent Bank, resulting in the elimination of approximately $5.4 million in senior secured debt, including accrued interest, fees and expenses, and the extinguishment of Independent Bank’s security interest in the assets of the Initial Guarantors and of our guaranty to Independent Bank in full.

Funds borrowed under the Credit and Guarantee Agreement may be used by us to (i) fund drilling and development projects, (ii) purchase oil and gas assets and other acquisition targets, (iii) pay all costs and expenses arising in connection with the negotiation and execution of the Credit and Guarantee Agreement, and (iv) fund our general working capital needs.

In connection with our entry into the Credit and Guarantee Agreement, we paid advisory fees to KES 7 and TRW in an amount of $420,000 and $80,000, respectively and a commitment fee to each of the Lenders equal to 2.0% of their respective initial loan advances. As partial consideration, we also amended certain warrants issued in the June 2016 Series B private placement held by the Lenders to purchase up to an aggregate amount of approximately 2,850,000 shares of common stock such that the exercise price per share was lowered from $2.50 to $0.01 on such warrants. The number of warrants amended for each Lender was based on the amount of each Lender’s respective participation in the initial Term Loan relative to the amount invested in the June 2016 Series B private placement. All of the amended warrants are immediately exercisable from the original issuance date, for a period of two years, subject to certain conditions.  The Company accounted for the reduction in the conversion price as a deferred financing cost of $714,000 and will be amortized over the length of the loan.

The Term Loan bears interest at a rate of 6.0% per annum and matures on September 30, 2019. We have the right to prepay the Term Loan, in whole or in part, at any time at a prepayment premium equal to 6.0% of the amount repaid. Such prepayment premium must also be paid if the Term Loan is repaid prior to maturity as a result of a change in control. In certain situations, the Credit and Guarantee Agreement requires mandatory prepayments of the Term Loans at the request of the Lenders, including in the event of certain non-ordinary course asset sales, the incurrence of certain debt, and our receipt of proceeds in connection with insurance claims.

The Credit and Guarantee Agreement contains certain customary representations and warranties and affirmative and negative covenants, including covenants relating to maintenance of books and records, financial reporting and notification, compliance with laws, maintenance of properties and insurance, and limitations on guaranties, investments, issuance of debt, lease obligations and capital expenditures. The Credit and Guarantee Agreement also provides for events of default, including failure to pay any principal or interest when due, failure to perform or observe covenants, cross-default on certain outstanding debt obligations, the failure of a Guarantor to comply with the provisions of its Guaranty, and bankruptcy or insolvency events. The amounts under the Credit Agreement could be accelerated and be due and payable upon an event of default.

Debentures

On June 23, 2016, pursuant to the terms of the Debenture Conversion Agreement, dated as of December 29, 2015, the Company’s remaining outstanding 8% Convertible Debentures converted automatically upon consummation of the Merger at $5.00 per share, resulting in the issuance of 1,369,293 shares of Common Stock. In exchange for the reduction in conversion price, all accrued but unpaid interest was forfeited.   The modification of such conversion rate resulted in an immaterial gain.  The Convertible Debentures and associated derivative liability was then reclassified to additional paid in capital.

Development and Production

During the year ended December 31, 2015, we entered into eight joint operating agreements ("JOAs") to participate as a non-operator in the drilling of the Noble Wells in the DJ Basin, which due to capital constraints, were temporarily shut-in. In May 2016, we renegotiated the ability to fund our share of the outstanding drilling operations in the amount of approximately $1.68 million, the outstanding balance of which we paid in June 2016, using the proceeds from the transactions described above.

As a result of the completion of the Merger, and the acquisition of certain oil and gas properties located in Winkler County, Texas completed on October 12, 2016 with an effective date of August 1, 2016, as of November 14, 2016, we were producing approximately 570 BOE a day from 36 economically producing wells.

Cash Flows

Cash used in operating activities during the nine months ended September 30, 2016 was approximately $6.5 million. Cash used in operating activities combined with the approximately $4.0 million used in investing activities offset by the approximately $31.4 million provided by financing activities, resulted in an increase in cash of approximately $20.9 million during the year.

During the nine months ended September 30, 2016 compared to September 30, 2015, net cash used in operating activities was approximately $6.5 million, compared to approximately $3.05 million, respectively, an increase of cash used in operating activities of approximately $3.46 million, or 113%.  The primary changes in operating activities during the nine months ended September 30, 2016 compared to same period during 2015, was the increase in oil and gas revenues, specifically the additional revenue earned from eight newly drilled wells and Permian production associated with the Merger and timing of payments.

During the nine months ended September 30, 2016 compared to September 30, 2015, net cash used in investing activities was approximately $3.97 million, compared to $208,000, respectively, an increase of cash used in investing activities of approximately $3.8 million, or 1,809%. During the nine months ended September 30, 2016, we increased our cash consideration provided to Brushy in conjunction with the Merger of approximately $1.26 million, bringing the total amount paid to Brushy to approximately $2.5 million, offset by cash on hand at Brushy of approximately $706,000 and paid $3.42 million in drilling capital expenditures.

During the nine months ended September 30, 2016, net cash provided by financing activities was approximately $31.37 million, compared to net cash provided by financing activities of approximately $2.8 million during the nine months ended September 30, 2015, an increase of approximately $28.57 million, or 1,020%. During the nine months ended September 30, 2016, we received gross proceeds of $25 million under our credit facility, raised and collected approximately $18.2 million from the issuance of Series B Preferred Stock, raised approximately $2.86 million from addition convertible notes offset by the repayment of approximately $13.9 million in debt. During the nine months ended September 30, 2015, we received approximately $2.75 million in net proceeds from the issuance of a term loan offset by $250,000 repayment in debt.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements see Note 3 — Summary of Significant Accounting Policies and Estimates.

Subsequent Events

On October 12, 2016, we completed the acquisition of certain oil and gas properties located in Winkler County, Texas, for a purchase price of $3 million. The properties consist of 500 net acres in the Delaware Basin and a 78% working interest in a producing vertical well. As a result, as of November 14, 2016, the Company is producing approximately 570 BOE a day from 36 economically producing wells.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk.

Not Applicable

Item 4.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of September 30, 2016. Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”) and include, without limitation, controls and procedures designed to ensure that information that the Company is required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 30, 2016, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in internal controls over financial reporting identified by our management, which is described below.

A material weakness is defined under SEC rules as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. In connection with management’s assessment of our internal control over financial reporting as of September 30, 2016, we concluded that our internal controls and procedures were not effective to detect the inappropriate application of U.S. GAAP.

In particular, the matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) while we have implemented written policies and procedures for accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements, due to limited resources, we have not conducted a formal assessment of whether the policies that have been implemented address the specific risks of misstatement; accordingly, we could not conclude whether the control activities are designed effectively nor whether they operate effectively, and (2) we do not have a fully effective mechanism for monitoring the system of internal controls.

We do not believe the material weaknesses described above caused any meaningful or significant misreporting of our financial condition and results of operations for the fiscal quarter ended September 30, 2016. However, management believes that the foregoing material weakness results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

We are committed to improving our financial organization. Our control weaknesses are largely a function of not having sufficient staff. In connection with the Merger with Brushy, while we have retained additional employees qualified to provide services in this area, we now have the additional task of integrating our reporting systems and oversight of combined financials. As resources become available, and we complete the Merger transition, we plan to augment our staff so that we can devote more effort to addressing our control deficiencies. Additionally, as financial resources become available, we have been engaging third-party consultants to assist with control activities.

We will continue to monitor and evaluate the effectiveness of our internal control over financial reporting on an ongoing basis and are committed to taking further action by implementing additional enhancements or improvements, or deploying additional human resources as may be deemed necessary.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting during our most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

None.

Item 1A. Risk Factors.

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 6. Exhibits.

Exhibit Number	Exhibit Description

4.1	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed on January 5, 2016).
10.1†	Employment Agreement with Michael Pawelek, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.2†	Employment Agreement with Edward Shaw, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.3†	Employment Agreement with Abraham Mirman, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.4†	Employment Agreement with Kevin Nanke, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.5†	Employment Agreement with Ariella Fuchs, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.6†	Employment Agreement with Ronald Ormand, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.7	Security and Control Agreement, dated as of July 25, 2016 (incorporated by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed on July 29, 2016).
10.8

Mortgage, Security Agreement, Fixture filing and Financing Statement (Wyoming Oil and Gas Properties – Laramie Co.) to Independent Bank (incorporated by reference to Exhibit 10.2 to the Company Current Report on Form 8-K filed on July 29, 2016).

10.9	Mortgage, Security Agreement, Fixture filing and Financing Statement (Colorado Oil and Gas Properties – Weld Co.) to Independent Bank (incorporated by reference to Exhibit 10.3 to the Company Current Report on Form 8-K filed on July 29, 2016).
10.10	First Amendment to the Convertible Subordinated Promissory Notes, dated as of August 3, 2016, among Lilis Energy, Inc. and the parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 5, 2016).
10.11	Credit and Guarantee Agreement, dated as of September 29, 2016 by and among Lilis Energy, Inc., Brushy Resources, Inc., ImPetro Operating, LLC, ImPetro Resources, LLC, the Lenders party thereto and T.R. Winston & Company, LLC acting as collateral agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on October 26, 2016).
31.1	Certifications Pursuant to Section 302 of Sarbanes Oxley Act of 2002.
31.2	Certifications Pursuant to Section 302 of Sarbanes Oxley Act of 2002.
32.1	Certifications Pursuant to Section 906 of Sarbanes Oxley Act of 2002.
32.2	Certifications Pursuant to Section 906 of Sarbanes Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

Signature	Title	Date

/s/ Abraham Mirman	Chief Executive Officer	November 14, 2016
Abraham Mirman	(Principal Executive Officer)

/s/ Kevin Nanke	Executive Vice President and Chief Financial Officer	November 14, 2016
Kevin Nanke	(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Description

4.1	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed on January 5, 2016).
10.1†	Employment Agreement with Michael Pawelek, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.2†	Employment Agreement with Edward Shaw, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.3†	Employment Agreement with Abraham Mirman, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.4†	Employment Agreement with Kevin Nanke, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.5†	Employment Agreement with Ariella Fuchs, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.6†	Employment Agreement with Ronald Ormand, dated as of July 5, 2016 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 8, 2016).
10.7	Security and Control Agreement, dated as of July 25, 2016 (incorporated by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed on July 29, 2016).
10.8

Mortgage, Security Agreement, Fixture filing and Financing Statement (Wyoming Oil and Gas Properties – Laramie Co.) to Independent Bank (incorporated by reference to Exhibit 10.2 to the Company Current Report on Form 8-K filed on July 29, 2016).

10.9	Mortgage, Security Agreement, Fixture filing and Financing Statement (Colorado Oil and Gas Properties – Weld Co.) to Independent Bank (incorporated by reference to Exhibit 10.3 to the Company Current Report on Form 8-K filed on July 29, 2016).
10.10	First Amendment to the Convertible Subordinated Promissory Notes, dated as of August 3, 2016, among Lilis Energy, Inc. and the parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 5, 2016).
10.11	Credit and Guarantee Agreement, dated as of September 29, 2016 by and among Lilis Energy, Inc., Brushy Resources, Inc., ImPetro Operating, LLC, ImPetro Resources, LLC, the Lenders party thereto and T.R. Winston & Company, LLC acting as collateral agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on October 26, 2016).
31.1	Certifications Pursuant to Section 302 of Sarbanes Oxley Act of 2002.
31.2	Certifications Pursuant to Section 302 of Sarbanes Oxley Act of 2002.
32.1	Certifications Pursuant to Section 906 of Sarbanes Oxley Act of 2002.
32.2	Certifications Pursuant to Section 906 of Sarbanes Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates a management contract or any compensatory plan, contract or arrangement.

Exhibit 31.1

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULE 13A-14(A) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Abraham Mirman, certify that:

1.	I have reviewed this report on Form 10-Q of Lilis Energy, Inc. ("Registrant");

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

	a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c.	evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d.	disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.	The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

	a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Abraham Mirman
Abraham Mirman
Chief Executive Officer

November 14, 2016

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13A-14(A) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Kevin Nanke, certify that:

1.	I have reviewed this report on Form 10-Q of Lilis Energy, Inc. ("Registrant");

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

	a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c.	evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d.	disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.	The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

	a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Kevin Nanke
Kevin Nanke
Executive Vice President and Chief Financial Officer

November 14, 2016

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

RULE 13A-14(B)/15D-14(B) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

In connection with the Quarterly Report of Lilis Energy, Inc. (the "Company") on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Abraham Mirman
Abraham Mirman
Chief Executive Officer

November 14, 2016

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

RULE 13A-14(B)/15D-14(B) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

In connection with the Quarterly Report of Lilis Energy, Inc. (the "Company") on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin Nanke
Kevin Nanke
Executive Vice President and Chief Financial Officer

November 14, 2016